ARRANGEMENT AGREEMENT

POLYMET MINING CORP.

- and -

GLENCORE AG

July 16, 2023

TABLE OF CONTENTS

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made July 16, 2023

between

POLYMET MINING CORP., a corporation existing under the laws of British Columbia

(hereinafter referred to as the "Company")

and

GLENCORE AG, a corporation existing under the laws of Switzerland

(hereinafter referred to as the "Purchaser").

WHEREAS the Purchaser proposes to acquire all of the issued and outstanding Company Shares (as defined herein) other than the Company Shares owned by the Purchaser and its affiliates (as defined below) and, with the Company to concurrently cause the repurchase for cancellation or cancellation of all outstanding Company Options (as defined herein), Company RSUs (as defined herein), Company DSUs (as defined herein), Company Restricted Stock (as defined herein) and Company Bonus Share Entitlements (as defined herein), pursuant to the Arrangement (as defined herein), all as provided for in this Agreement;

AND WHEREAS the Special Committee (as defined herein), has received each of the Valuation (as defined herein) and the Fairness Opinions (as defined herein) and, after consultation with its financial and legal advisors, has unanimously (a) determined that the Arrangement is in the best interests of the Company and is fair to the Company Shareholders (as defined herein), other than the Purchaser; (b) recommended that Company Shareholders vote in favour of the Arrangement Resolution (as defined herein); and (c) recommended that the Company Board (as defined herein): (i) approve the Arrangement; and (ii) recommend that Company Shareholders vote in favour of the Arrangement Resolution;

AND WHEREAS the Company Board has received the Valuation and the Fairness Opinions, and after receiving legal and financial advice and the recommendation of the Special Committee, has unanimously (with those members of the Company Board who are not members of the Special Committee abstaining from voting): (a) determined that the Arrangement is in the best interests of the Company and is fair to the Company Shareholders; and (b) recommended that Company Shareholders vote in favour of the Arrangement Resolution;

AND WHEREAS the Purchaser has entered into the Support Agreements (as defined herein) with the Supporting Company Shareholders (as defined herein);

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby covenant and agree as follows:

ARTICLE 1 - INTERPRETATION

1.01 Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations shall have the corresponding meanings:

"1933 Act" means the U.S. Securities Act of 1933;

"1934 Act" means the U.S. Securities Exchange Act of 1934;

"ABC Violation" means any violation, or activity or conduct which would amount to a violation but for jurisdictional reasons, of any Anti-Corruption Laws, any Anti-Money Laundering Laws or any Trade Sanctions;

"Acceptable Confidentiality Agreement" means a confidentiality agreement between the Company and a third party other than the Purchaser that: (a) is entered into in accordance with Section 6.01(c) and (b) contains terms that are no less restrictive than set out in the form of acceptable confidentiality agreement agreed to by the Company and the Purchaser prior to the execution of this Agreement;

"Acquisition Agreement" has the meaning given to it in Section 6.01(e);

"Acquisition Proposal" means, at any time, whether or not in writing, any:

(a) proposal with respect to: (i) any direct or indirect acquisition by any person or group of persons of Company Shares (or securities convertible into or exchangeable or exercisable for Company Shares) representing 20% or more of the Company Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Company Shares); (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination in respect of the Company or any of the Company's Subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons of any assets of the Company and/or any interest in one or more of the Company's Subsidiaries (including shares or other equity interest of the Company's Subsidiaries) that hold an interest, direct or indirect, in JVCo or that individually or in the aggregate constitute or hold 20% or more of the fair market value of the assets of the Company and the Company's Subsidiaries (taken as a whole) based on the most recently publicly filed Financial Statements prior to such time (or any lease, license, royalty, joint venture, long term supply agreement or other arrangement having a similar economic effect to any of the foregoing), whether in a single transaction or a series of related transactions;

(b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing;

(c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by this Agreement; or

(d) transaction or agreement which could reasonably be expected to materially impede or delay the completion of the Arrangement;

"Additional Other Filings" has the meaning given to it in Section 5.07;

"affiliate" has the meaning given to it under National Instrument 45-106 - Prospectus Exemptions, provided that, for purposes of this Agreement, unless expressly stated otherwise, a reference to an affiliate of the Purchaser excludes the Company and its Subsidiaries and a reference to an affiliate of the Company excludes the Purchaser or its Subsidiaries that are not also Subsidiaries of the Company;

"Agreement" means this arrangement agreement;

"Annual Financial Statements" means the audited financial statements of the Company as at, and for the years ended, December 31, 2022 and December 31, 2021 including the notes thereto;

"Anti-Corruption Laws" means:

(a) the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1997 (the "OECD Convention");

(b) the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA");

(c) the UK Bribery Act 2010, Prevention of Corruptions Act 1906 and the 1916 and Public Bodies Corrupt Practices Act 1889; and

(d) any other applicable law (including any: (i) statute, ordinance, rule or regulation; (ii) order of any court, tribunal or any other judicial body; and (iii) rule, regulation, guideline or order of any public body, or any other administrative requirement) which:

(i) prohibits the conferring of any gift, payment or other benefit to any person or any officer, employee, agent or advisor of such person; and/or

(ii) is broadly equivalent to the FCPA and/or the above United Kingdom laws or was intended to enact the provisions of the OECD Convention or which has as its objective the prevention of corruption;

"Anti-Money Laundering Laws" means all laws and regulations related to money laundering and financial record keeping, including related reporting requirements which are applicable to any of the Purchaser, the Company, PolyMet US or JVCo;

"Applicable Pension Legislation" means, at any time, any applicable Canadian or United States federal, state or provincial pension legislation, including all regulations made thereunder and all rules, regulations, rulings, guidelines, directives and interpretations made or issued by any Governmental Entity in Canada or the United States having or asserting jurisdiction in respect thereof;

"Arrangement" means an arrangement under Division 5 of Part 9 of the BCBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement, the Plan of Arrangement and the Interim Order (once issued) or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

"Arrangement Resolution" means the special resolution to be considered and, if thought fit, passed by the Company Shareholders at the Company Meeting to approve the Arrangement, to be substantially in the form and content of Schedule B;

"BCBCA" means the Business Corporations Act (British Columbia);

"Benefit Plans" means all employee benefit plans or arrangements that are not Pension Plans, including all profit sharing, savings, supplemental retirement, retiring allowance, severance, pension, deferred compensation, stock, stock option, welfare, bonus, incentive compensation, phantom stock, legal services, supplementary unemployment benefit plans or arrangements and all life, health, dental and disability plans and arrangements in which the employees or former employees of the Company participate or are eligible to participate;

"Board of Managers" means the committee established under Article 5 of the Joint Venture Agreement to manage JVCo;

"Business Day" means any day, other than a Saturday or a Sunday, upon which banks are open for business in the City of Vancouver, Canada and the City of Zurich, Switzerland;

"Change of Recommendation" has the meaning given to it in Section 7.01(c)(i);

"Closing Notice" has the meaning given to it in Section 2.07;

"Code" means the United States Internal Revenue Code of 1986;

"Combination Agreement" means the combination agreement dated as of July 19, 2022 among Teck Resources Limited and the Company, and certain others;

"commercially reasonable efforts" with respect to any Party means the cooperation of such Party and the use by such Party of its reasonable efforts consistent with reasonable commercial practice without payment or incurrence of any material liability or obligation;

"Company" has the meaning given to it in the preamble;

"Company Board" means the board of directors of the Company;

"Company Bonus Share Entitlements" means the right of a director, officer, consultant or key employee of the Company to receive a Company Share upon the achievement of certain milestones pursuant to the Company's bonus share incentive plan adopted by the Company Board on November 5, 2003 and approved by disinterested Company Shareholders, as set out in Exhibit A to Schedule C.

"Company Circular" means the notice of the Company Meeting and accompanying management information circular to be sent to the Company Shareholders in connection with the Company Meeting;

"Company DSUs" means the outstanding deferred share units of the Company granted under the Company Share Compensation Plan;

"Company Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

"Company Options" means the outstanding options to purchase Company Shares granted under the Company Share Compensation Plan;

"Company Restricted Stock" means the outstanding Company Shares granted as restricted stock under the Company Share Compensation Plan;

"Company RSUs" means the outstanding restricted share units of the Company granted under the Company Share Compensation Plan;

"Company Securityholders" means, collectively, the Company Shareholders, the holders of Company Options, the holders of Company RSUs, the holders of Company DSUs, the holders of Company Restricted Stock and the holders of Company Bonus Share Entitlements;

"Company Share Compensation Plan" means the omnibus share compensation plan as approved by the Company Shareholders on June 16, 2021;

"Company Shareholder Approval" has the meaning given to it in Section 2.02(c);

"Company Shareholders" means the holders of the Company Shares;

"Company Shares" means the common shares of the Company;

"Consideration" has the meaning given to it in the Plan of Arrangement;

"Constating Documents" means notices of articles, articles, articles of incorporation, amalgamation, or continuation, as applicable, by-laws, limited partnership agreement or other constating documents;

"Contracts" means contracts, licences, leases, agreements, obligations, promises, undertakings, understandings, arrangements, documents, commitments, entitlements or engagements to which the applicable person is a party or by which it is legally bound or under which such person has, or will have, any liability or contingent liability (in each case, whether written or oral, express or implied);

"Contractual Arrangements" has the meaning given to it in Section 5.07;

"Court" means the Supreme Court of British Columbia or other competent court, as applicable;

"Depositary" means any trust company, bank or other financial institution agreed to in writing by each of the Parties, each acting reasonably, for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

"Disclosure Documents" means the Company's management information circular dated April 26, 2023, the Company's annual information form for the year ended December 31, 2022 dated as at March 23, 2023; and the audited consolidated financial statements and accompanying management's discussion and analysis and all interim financial statements, interim management's discussion and analyses and material change reports filed pursuant to applicable Securities Laws since December 31, 2022; any material change report required to be filed under Securities Laws since December 31, 2022; the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2022; and all other reports filed by the Company pursuant to the 1934 Act since December 31, 2022;

"Disclosure Letter" means the disclosure letter executed by the Company and delivered to and accepted by the Purchaser as of the date of this Agreement;

"Dissent Rights" has the meaning given to it in the Plan of Arrangement;

"Dissenting Holder" has the meaning given to it in the Plan of Arrangement;

"Effective Date" has the meaning given to it in the Plan of Arrangement;

"Effective Time" has the meaning given to it in the Plan of Arrangement;

"Encumbrance" means any hypothec, mortgage, pledge, security interest, encumbrance, lien, charge, deposit arrangement, lease, adverse claim, right of set-off or agreement, trust, deemed trust or any other arrangement or condition that in substance secures payment or performance of an obligation of the Company, PolyMet US or JVCo, statutory and other non-commercial leases or encumbrances and includes the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement;

"Environmental Laws" has the meaning given to it in Section (u) of Schedule C;

"Erie Plant" means the taconite concentrator and pellet plant and supporting infrastructure and surrounding lands owned by JVCo located approximately six miles west of the NorthMet Deposit, together with all related property and assets;

"Fairness Opinions" means the opinions of each of Paradigm Capital Inc. and Maxit Capital LP to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Arrangement is fair, from a financial point of view, to the Company Shareholders (other than the Purchaser and its affiliates);

"Final Order" means the final order of the Court approving the Arrangement pursuant to Section 291 of the BCBCA, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, as such order may be amended, modified or varied by the Court (with the written consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as varied on appeal (provided that any such variation is acceptable to both the Company and the Purchaser, each acting reasonably);

"Financial Statements" means the Annual Financial Statements and the Interim Financial Statements;

"Governmental Entity" means: (a) any national, federal, provincial, state, county, municipal, local, tribal or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government (including the TSX, NYSE American or any other stock exchange); (b) any public international organization; (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in Section (a) or Section (b) above; or (d) any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any government, entity, organization, or other person described in Section (a), Section (b) or Section (c) above exercising executive, legislative, judicial, regulatory, taxing or administrative functions;

"IFRS" means international financial reporting standards, as issued by the International Accounting Standard Board and as adopted in Canada, as in effect from time to time;

"Intellectual Property Rights" has the meaning given to it in (t) of Schedule C;

"Interim Financial Statements" means the interim condensed consolidated financial statements of the Company for the three months ended March 31, 2023, including the notes thereto;

"Interim Order" means the interim order of the Court pursuant to Section 291 of the BCBCA in form and substance acceptable to both the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be varied by the Court with the prior written consent of both the Company and the Purchaser, each acting reasonably;

"Investor Rights Agreement" means the investor rights and governance agreement dated as of February 14, 2023 between the Company and the Purchaser;

"Joint Venture Agreement" means the Amended and Restated Limited Liability Company Agreement of JVCo, dated as of February 14, 2023;

"JVCo" means NewRange Copper Nickel LLC, a limited liability company existing under the laws of the State of Delaware;

"knowledge of the Company" means the actual or constructive knowledge of the Chief Executive Officer and/or the Chief Financial Officer of the Company, after due inquiry consistent with such individual position with the Company;

"laws" means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, or instruments, and general principles of common law and equity, binding on or affecting the person referred to in the context in which the word is used;

"Lease" has the meaning given to it in Section (m)(vii) of Schedule C;

"Leased Real Property" has the meaning given to it in Section (m)(v) of Schedule C;

"Litigation" has the meaning given to it in Section 5.01(k);

"LLC" has the meaning given to it in Section (h)(i)(A) of Schedule C;

"M3 Technical Report" means the technical report entitled "NorthMet Copper-Nickel Project" dated December 30, 2022 prepared by M3 Engineering & Technology Corp.;

"Material Adverse Effect" means any event, occurrence or condition (or series of related events, occurrences or conditions) which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on or results in a material adverse change in any of the following:

(a) the condition (financial or otherwise), business, assets or results of operations of the Company and its Subsidiaries considered as a whole or JVCo;

(b) the ability of the Company to perform any of its obligations under the terms of this Agreement; and

(c) the validity or enforceability of any of this Agreement or the rights and remedies of the Purchaser under the terms of this Agreement,

except any such effect resulting from or arising in connection with:

(a) any change in IFRS;

(b) any change in the global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in the general economic, business, regulatory, political or market conditions or in the national or global financial or capital markets;

(c) any change in the industry in which the Company and its Subsidiaries or JVCo operates,

provided that for the purposes of Section (b) and Section (c) exceptions above, such effect does not primarily relate to (or have the effect primarily relating to) the Company and its Subsidiaries (considered as a whole) or JVCo or disproportionately adversely affects the Company and its Subsidiaries (considered as a whole) or JVCo compared to other entities operating in the industries in which the Company and its Subsidiaries or JVCo operate;

"Material Agreement" means: (a) those agreements listed on Section (r) of the Disclosure Letter; and (b) those agreements of the Company, PolyMet US or JVCo, the breach, non-performance or cancellation of which or the failure of which to renew could reasonably be expected to have a Material Adverse Effect;

"material fact" has the meaning given to it in the Securities Act;

"Mesaba Project" means the nonferrous mine development project proposed by Teck US in respect of the mining concessions, whether leasehold or fee interests, comprising a portion of the assets contributed by Teck US to JVCo pursuant to the Combination Agreement, as further identified in Section (v) of the Disclosure Letter;

"Mesaba Technical Report" means the technical report entitled "Mesaba Project Form NI 43-101F1 Technical Report, Minnesota, USA" dated November 28, 2022 prepared by Independent Mining Consultants, Inc. and JDS Energy & Mining Inc.;

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

"Mineral Rights" has the meaning given to it in Section (v) of Schedule C;

"Non-Material Subsidiaries" has the meaning given to it in Section (c)(ii) of Schedule C;

"NorthMet Deposit" means the polymetallic copper-nickel-cobalt-platinum group element deposit situated on mineral leases of approximately 4,200 acres located in St. Louis County in northeastern Minnesota, U.S.A., at approximately latitude 47° 36' north, longitude 91° 58' west, about 70 miles north of the City of Duluth and 6.5 miles south of the town of Babbitt, together with all related property and assets but, for the avoidance of doubt, excluding all property and assets included in the Mesaba Project;

"NorthMet Project" means the mining project comprised of the NorthMet Deposit and the Erie Plant;

"NYSE American" means the NYSE American, LLC;

"Outside Date" means December 31, 2023, or such later date as the Parties may agree to in writing;

"Other Filings" has the meaning given to it in Section 5.07;

"Owned Real Property" has the meaning given to it in Section (m)(iv) of Schedule C;

"Parties" means the Purchaser and the Company, and "Party" means either of them;

"Pension Plan" means any plan, program, agreement or arrangement for the purpose of Applicable Pension Legislation or under the Tax Act (whether or not required under such law) that is maintained or contributed to or to which there is or may be an obligation to contribute by the Company, PolyMet US or JVCo in respect of their respective employees or former employees;

"Permit" means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity;

"Permitted Encumbrances" means the following types of encumbrances: (a) statutory Encumbrances of landlords and Encumbrances of carriers, warehousemen, mechanics, suppliers, material men, repairmen and other Encumbrances imposed by law incurred in the ordinary course of business and Encumbrances for Taxes, assessments or governmental charges or claims, in either case, for sums not yet overdue or being contested in good faith by appropriate proceedings, if such reserve or other appropriate provision, if any, as shall be required by IFRS shall have been made in respect thereof; (b) Encumbrances incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money); (c) Encumbrances upon specific items of inventory or other goods and proceeds of any person securing such person's obligations in respect of bankers' acceptances issued or created for the account of such person to facilitate the purchase, shipment or storage of such inventory or other goods; (d) Encumbrances encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company, PolyMet US or JVCo, including rights of offset and setoff; (e) bankers' liens, rights of setoff and other similar Encumbrances existing solely with respect to cash on deposit in one or more accounts maintained by the Company, PolyMet US or JVCo, in each case granted in the ordinary course of business in favour of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided, however, that in no case shall any such Encumbrances secure (either directly or indirectly) the repayment of any debt; (f) leases or subleases (or any Encumbrances related thereto) granted to others that do not materially interfere with the ordinary course of business of the Company, PolyMet US or JVCo; (g) attachment or judgment Encumbrances which are being contested in good faith by appropriate proceedings; (h) easements, rights-of-way, restrictions and other similar charges or encumbrances not materially interfering with the ordinary course of business of the Company, PolyMet US or JVCo; (i) zoning restrictions, licenses, restrictions on the use of real property or minor irregularities in title thereto, which do not materially impair the use of such real property in the ordinary course of business of the Company and its Subsidiaries or JVCo or the value of such real property for the purpose of such business; and (j) Encumbrances securing hedging obligations entered into for bona fide hedging purposes of the Company, PolyMet US or JVCo not for the purpose of speculation;

"person" includes an individual, firm, limited or general partnership, limited liability company, unlimited liability company, limited liability partnership, trust, joint venture, venture capital fund, association, body corporate, corporation, company, unincorporated organization, trustee, estate, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement substantially in the form and content set out in Schedule A hereto, as amended, modified or supplemented from time to time in accordance with this Agreement or Article 5 of the Plan of Arrangement, or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

"PolyMet US" means PolyMet US, Inc., a Delaware corporation;

"Proceeding" means any court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Entity, or any claim, action, suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding;

"Purchaser" has the meaning given to it in the preamble;

"Regulatory Approvals" means sanctions, rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities;

"Representatives" means, collectively, with respect to a Party, that Party's officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors);

"Sarbanes Oxley Act" means the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated thereunder;

"Schedule 13E-3" means a Schedule 13E-3 transaction statement under Section 13(e) of the 1934 Act and Rule 13E-3 thereunder;

"SEC" means the U.S. Securities and Exchange Commission;

"Securities Act" means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder;

"Securities Authorities" means the TSX, the Ontario Securities Commission, the SEC, the NYSE American and the applicable securities commissions and other securities regulatory authorities in each of the other provinces and territories of Canada;

"Securities Laws" means the Securities Act, together with all other applicable Canadian provincial and territorial securities laws, rules and regulations and published policies thereunder, the 1933 Act, the 1934 Act and all other applicable U.S. federal and state securities laws and rules and regulations promulgated thereunder, together with the applicable rules of the TSX and NYSE American;

"Special Committee" means the special committee of independent directors of the Company constituted to consider, among other things, the transactions contemplated by this Agreement;

"Subsidiary" has the meaning given to it in National Instrument 45-106 - Prospectus Exemptions, provided that, for purposes of this Agreement, a reference to a Subsidiary of the Purchaser excludes the Company and its Subsidiaries;

"Superior Proposal" means an unsolicited bona fide Acquisition Proposal (provided, however, that for the purposes of this definition, all references to "20%" in the definition of "Acquisition Proposal" shall be changed to "100%") made in writing on or after the date of this Agreement by a third party or parties acting jointly (other than the Purchaser and its affiliates) that: (i) did not result from or involve a breach of Article 6; and (ii) which or in respect of which:

(a) the Company Board (based on, among other things, the recommendation of the Special Committee) has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal (including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or group of persons making such Acquisition Proposal and their respective affiliates), if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Company Shareholders from a financial point of view than the Arrangement (taking into account any amendments to this Agreement and the Arrangement proposed by the Purchaser pursuant to Section 6.01(f));

(b) is made available to all of the Company Shareholders on the same terms and conditions;

(c) complies with applicable Securities Laws;

(d) is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(e) is not subject to any due diligence condition or access condition; and

(f) the Company Board (based on, among other things, the recommendation of the Special Committee) has determined in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal;

"Superior Proposal Notice Period" has the meaning given to it in 6.01(f)(ii);

"Support Agreements" means the voting and support agreements dated July 16, 2023 and made between the Purchaser and the Supporting Company Shareholders and other voting and support agreements that may be entered into after the date of this Agreement by the Purchaser and other Company Shareholders, which agreements provide that such Supporting Company Shareholders shall, among other things, vote all Company Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement and not dispose of their Company Shares;

"Supporting Company Shareholders" means collectively those officers and directors of the Company and other Company Shareholders who have entered into Support Agreements;

"Tax" or "Taxes" means any taxes, duties, fees, premiums, assessments, imposts, levies, and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing;

"Tax Act" means the Income Tax Act (Canada);

"Tax Returns" means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by law in respect of Taxes;

"Teck US" means Teck American Incorporated, a corporation existing under the laws of the State of Washington;

"Termination Amount Event" has the meaning given to it in Section 6.02(a);

"Trade Sanctions" means all laws relating to economic or trade sanctions, including the laws or regulations implemented by the Office of Foreign Assets Controls of the United States Department of the Treasury and any similar laws or regulations in other applicable jurisdictions which are applicable to any of the Purchaser, the Company, PolyMet US or JVCo;

"TSX" means the Toronto Stock Exchange;

"Unconflicted Company Board" means the board of directors of the Company, excluding John Burton, Stephen Rowland and Matthew Rowlinson; and

"Valuation" means the formal valuation prepared by Maxit Capital LP in accordance with the methodology prescribed by MI 61-101.

1.02 Interpretation

The following rules of interpretation shall apply in this Agreement unless something in the subject matter or context is inconsistent therewith:

(a) the singular includes the plural and vice versa;

(b) where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(c) the headings in this Agreement form no part of this Agreement and are deemed to have been inserted for convenience only and shall not affect the construction or interpretation of any of its provisions;

(d) all references in this Agreement shall be read with such changes in number and gender that the context may require;

(e) references to "Articles," "Sections" and "Recitals" refer to articles, Sections and recitals of this Agreement;

(f) the use of the words "including" or "includes" followed by a specific example or examples shall not be construed as limiting the meaning of the general wording preceding it;

(g) the rule of construction that, in the event of ambiguity, the contract shall be interpreted against the Party responsible for the drafting or preparation of the Agreement, shall not apply;

(h) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision;

(i) any reference to a statute is a reference to the applicable statute and to any regulations made pursuant thereto and includes all amendments made thereto and in force, from time to time, and any statute or regulation that has the effect of supplementing or superseding such statute or regulation;

(j) unless something in the subject matter or context is inconsistent therewith or unless otherwise provided, any reference to a specific agreement, Contract or document in this Agreement is to that agreement, Contract or document, including all schedules, appendices and exhibits thereto, in its current form or as it may from time to time be amended, supplemented, varied, novated, extended, altered, replaced or changed;

(k) all calculations and computations made pursuant to this Agreement shall be carried out in accordance with IFRS consistently applied to the extent that such principles are not inconsistent with the provisions of this Agreement;

(l) in this Agreement, an agreement, representation or warranty for two or more persons is for the benefit of them jointly and each of them individually and an agreement, representation or warranty by two or more persons binds them jointly and each of them individually. A reference to a group of persons or things is a reference to them jointly or individually; and

(m) the words "written" or "in writing" include printing or any electronic means of communication capable of being visibly reproduced at the point of reception including fax or email.

1.03 Computation of Time

In this Agreement, unless something in the subject matter or context is inconsistent therewith, a "day" shall refer to a calendar day and in calculating all time periods the first day of a period is not included and the last day is included and in the event that any date on which any action is required to be taken hereunder is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.04 Exercise of Rights Under the Joint Venture Agreement

The Company agrees to exercise its rights under the Joint Venture Agreement in such a manner that does not conflict with the provisions of this Agreement or is not for the purpose or with the effect of denying or reducing the rights of the Purchaser under this Agreement, provided that, for the avoidance of doubt, nothing in this Section 1.04 shall require the Company to violate any of its obligations under the Joint Venture Agreement. If the Company determines that compliance with this Agreement could cause the Company to violate any of its obligations under the Joint Venture Agreement, the Company shall promptly (and in any event within two Business Days of making any such determination) provide a notice to the Purchaser with full particulars of the Company's determination with respect to such compliance and shall reasonably consider any advice or recommendations provided by the Purchaser with respect to such compliance.

1.05 Purchaser Action and JVCo

For greater certainty, when determining whether the Company has breached any provision of this Agreement (including assessing whether commercially reasonable efforts have been used), to the extent that any action or omission taken or not taken by JVCo has been authorized or approved by the Board of Managers, and where such authorization or approval has been consented to by a Purchaser nominee on the Board of Managers and the authorized or approved action taken by JVCo directly or indirectly causes the Company to breach this Agreement, such action or omission shall not be considered a breach of this Agreement by the Company and any action by the Company consistent with such authorization or approval shall not constitute a breach of any provision of this Agreement and shall be deemed commercially reasonable action or effort by the Company.

1.06 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and "$" refers to United States dollars.

1.07 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in accordance with IFRS consistently applied.

1.08 Schedules

The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule A  Plan of Arrangement

Schedule B Arrangement Resolution

Schedule C Representations and Warranties of the Company

Schedule D Representations and Warranties of the Purchaser

ARTICLE 2 - THE ARRANGEMENT

2.01 Arrangement

The Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. From and after the Effective Time, the steps to be carried out pursuant to the Arrangement shall become effective in accordance with the Plan of Arrangement.

2.02 Interim Order

The Company covenants in favour of the Purchaser that, as soon as reasonably practicable after the execution of this Agreement and in any event in sufficient time to hold the Company Meeting in accordance with Section 2.03, the Company will apply for and have the hearing for the Interim Order before the Court pursuant to Section 291 of the BCBCA, respectively, for the Interim Order in a manner and form acceptable to the Purchaser, acting reasonably, which shall provide, among other things:

(a) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b) for the confirming of the record date for the purpose of determining the Company Shareholders entitled to notice of and to vote at the Company Meeting (which date shall be fixed by the Company in consultation with the Purchaser) and that such record date will not change in respect of any adjournment(s) or postponement(s) of the Company Meeting;

(c) that the requisite approval (the "Company Shareholder Approval") for the Arrangement Resolution shall be the affirmative vote of: (i) two-thirds of the votes cast by Company Shareholders, voting together as a single class, present in person or represented by proxy at the Company Meeting; and (ii) a majority of the votes cast by Company Shareholders present in person or represented by proxy at the Company Meeting excluding for this purpose votes attached to the Company Shares held by persons described in item (a), item (b), item (c) and item (d) of Section 8.1(2) of MI 61-101;

(d) that in all other respects, the terms, conditions and restrictions of the Company's Constating Documents, including quorum requirements and other matters, shall apply in respect of the Company Meeting;

(e) for the grant of Dissent Rights only to registered Company Shareholders as contemplated in the Plan of Arrangement;

(f) for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g) that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement or as otherwise agreed by the Parties without the need for additional approval by the Court and without the necessity of first convening the meeting or first obtaining any vote of the Company Shareholders respecting the adjournment(s) or postponement(s);

(h) that the deadline for the submission of proxies by Company Shareholders for the Company Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in Vancouver, British Columbia) prior to the Company Meeting, subject to waiver by the Company in accordance with the terms of this Agreement;

(i) that each Company Shareholder and any other affected person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response by the time stipulated in the Interim Order; and

(j) subject to the consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) the Company shall also request that the Interim Order provide for such other matters as the Purchaser may reasonably require, and thereafter proceed with such application and diligently pursue obtaining the Interim Order.

2.03 Company Meeting

Subject to the terms of this Agreement and the receipt of the Interim Order, the Company covenants in favour of the Purchaser that the Company shall:

(a) lawfully convene and hold the Company Meeting in accordance with the Interim Order, the Constating Documents of the Company and applicable laws, as soon as reasonably practicable after the Interim Order is issued and, in any event, not later than November 15, 2023, for the purpose of having the Company Shareholders consider the Arrangement Resolution, and will not, unless the Purchaser otherwise consents in writing, adjourn, postpone or cancel the Company Meeting or propose to do any of the foregoing except:

(i) for an adjournment as required for quorum purposes (in which case the Company Meeting will be adjourned and not cancelled) or by applicable law; or

(ii) as required under Section 6.01(h); or

(iii) in the event that the Company or the Purchaser reasonably determines that (x) any of the information relating to the Purchaser included in the Company Circular or the Schedule 13E-3 contains any untrue statement of material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading or (y) such adjournment is necessary or appropriate to address material comments of any Securities Authority in respect of any of the information relating to the Purchaser in the Company Circular or the Schedule 13E-3; provided that the Company and the Purchaser agree to cooperate with one another to make any necessary modifications to the Company Circular or the Schedule 13E-3 and/or address the comments of the applicable Securities Authority as expeditiously as reasonably practicable, provided, however, that, if the Company Meeting is scheduled to occur during a Superior Proposal Notice Period, the Company may, and upon the request of the Purchaser, the Company shall, adjourn or postpone the Company Meeting to: (x) a date specified by the Purchaser that is not earlier than eight Business Days after the date on which the Company Meeting was originally scheduled to be held; or (y) if the Purchaser does not specify such date to the eighth Business Day after the date on which the Company Meeting was originally scheduled to be held;

(b) not, except as otherwise expressly contemplated by this Agreement, propose or submit for consideration at the Company Meeting any business other than the Arrangement without the Purchaser's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed;

(c) subject to the terms of this Agreement, solicit from the Company Shareholders proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any person that is inconsistent with, or which seeks (without the Purchaser's consent) to hinder or delay the Arrangement Resolution and the consummation of the transactions contemplated by this Agreement including, if so requested by the Purchaser, using the services of proxy solicitation agents, consulting with the Purchaser in the selection and retainer of any such proxy solicitation agent and reasonably considering the Purchaser's recommendation with respect to any such agent, and cooperating with any persons engaged by the Purchaser, to solicit proxies in favour of the approval of the Arrangement Resolution, recommend to all Company Shareholders that they vote in favour of the Arrangement Resolution, and take all other actions that are reasonably necessary or desirable to obtain the Company Shareholder Approval, and: (i) permit the Purchaser to assist and participate in all calls and meetings (other than, for the avoidance of doubt, non-substantive calls or meetings that are not, or could not reasonably be considered by the Purchaser to be, material or otherwise relevant to the Purchaser) with such proxy solicitation agent; (ii) provide the Purchaser with all information distributions or updates from the proxy solicitation agent; (iii) consult with, and consider any suggestions from, the Purchaser with regards to the proxy solicitation agent; and (iv) consult with the Purchaser and keep the Purchaser apprised, with respect to such solicitation and other actions;

(d) not, without the prior written consent of the Purchaser, change the record date for Company Shareholders entitled to vote at and notice of the Company Meeting in connection with any adjournment or postponement of the Company Meeting;

(e) not, without the prior written consent of the Purchaser, waive the deadline for the submission of proxies by Company Shareholders for the Company Meeting;

(f) notify the Purchaser if any beneficial holders of Company Shares seek to become registered Company Shareholders by withdrawing their Company Shares from the book-based system;

(g) advise the Purchaser as reasonably requested, and on a daily basis commencing 10 Business Days prior to the Company Meeting, as to the aggregate tally of the proxies and votes received in respect of the Company Meeting and all matters to be considered at the Company Meeting;

(h) promptly provide the Purchaser with any notice relating to the Company Meeting and allow Representatives of the Purchaser to attend the Company Meeting; and

(i) promptly advise the Purchaser of any communication from any Company Securityholder in opposition to the Arrangement or the Arrangement Resolution.

2.04 Company Circular and Schedule 13E-3

(a) Subject to the Purchaser complying with Section 2.04(e), the Company will, in consultation with the Purchaser, as soon as reasonably practicable after the execution of this Agreement and in any event in sufficient time to hold the Company Meeting in accordance with Section 2.03:

(i) promptly prepare the Company Circular and the Schedule 13E-3, together with any other documents required by applicable laws in connection with the approval of the Arrangement Resolution by the Company Shareholders at the Company Meeting; and

(ii) as soon as reasonably practicable after the issuance of the Interim Order, cause the Circular and the Schedule 13E-3 to be sent to the Company Shareholders in compliance with the accelerated timing contemplated by National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuer and filed as required by the Interim Order and applicable laws (including, for the avoidance of doubt, the U.S. Exchange Act).

(b) The Company shall ensure that the Company Circular and the Schedule 13E-3 comply in all material respects with applicable laws (including, for the avoidance of doubt, the 1934 Act) and the Interim Order and contain sufficient detail to permit Company Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Company Meeting. Without limiting the generality of the foregoing, the Company shall ensure that (i) the Company Circular does not contain any misrepresentation (provided that the Company shall not be responsible for any information included in the Company Circular that was furnished by the Purchaser specifically for purposes of inclusion in the Company Circular) and (ii) the Schedule 13E-3 (and any information incorporated therein by reference) does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (provided that the Company shall not be responsible for any information included in the Schedule 13E-3 that was furnished by the Purchaser specifically for purposes of inclusion in the Schedule 13E-3).

(c) The Company and the Purchaser will cooperate in the preparation, filing and mailing of the Company Circular and the Schedule 13E-3. The Company will provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment on drafts of the Company Circular, Schedule 13E-3 and other documents related thereto prior to being printed and mailed or filed with any Governmental Entity, and will give reasonable consideration to any such comments. All information relating solely to the Purchaser included in the Company Circular and Schedule 13E-3 shall be provided by the Purchaser in accordance with Section 2.04(e) and shall be in form and substance satisfactory to the Purchaser, acting reasonably. The Company will provide the Purchaser with final copies of the Company Circular prior to the mailing to the Company Shareholders and copies of the Company Circular and Schedule 13E-3 prior to filing of such documents with applicable Government Entities.

(d) The Company Circular and the Schedule 13E-3 (including through incorporation of the Company Circular) shall include, among other things:

(i) a copy of the Valuation and each of the Fairness Opinions;

(ii) a statement that the Special Committee, has received the Valuation and Fairness Opinions and, after consultation with its financial and legal advisors, has unanimously: (x) determined that the Arrangement is in the best interests of the Company and is fair to the Company Shareholders (other than the Purchaser); and (y) recommended that the Company Board: (1) approve the Arrangement; and (2) recommend that Company Shareholders vote in favour of the Arrangement Resolution;

(iii) a statement that the Company Board has received the Valuation and Fairness Opinions, and after receiving legal and financial advice and the recommendation of the Special Committee, the members of the Unconflicted Company Board have unanimously: (x) determined that the Arrangement is in the best interests of the Company and is fair to the Company Shareholders (other than the Purchaser); and (y) recommended that Company Shareholders vote in favour of the Arrangement Resolution; and

(iv) statements that each of the Supporting Company Shareholders has signed a Support Agreement, pursuant to which, and subject to the terms of such Support Agreement, they have agreed to, among other things, vote their Company Shares in favour of the Arrangement Resolution and against any resolutions submitted by any Company Shareholder that is inconsistent with the Arrangement.

(e) The Purchaser shall furnish to the Company, on a timely basis, all such information regarding the Purchaser and its affiliates as may be reasonably required by the Company in the preparation of the Company Circular, the Schedule 13E-3 and other documents related thereto. In connection with the preparation of the Schedule 13E-3, the Purchaser shall provide the Company, on a timely basis, with all information regarding the Purchaser and its affiliates, directors, officers and stockholders, as applicable, as required by applicable laws for inclusion in the Schedule 13E-3 (which may be included in the Company Circular and incorporated by reference in the Schedule 13E-3). The Company and the Purchaser shall use their respective commercially reasonably efforts to obtain any necessary consents from any of their respective auditors and other advisors to the use of any financial or other expert information required to be included in the Company Circular and the Schedule 13E-3 and to the identification in the Company Circular and the Schedule 13E-3 of each such advisor.

(f) The Company and the Purchaser shall each promptly notify the other Party if at any time before the Effective Date it becomes aware that (i) the Company Circular contains a misrepresentation, (ii) the Schedule 13E-3 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made; or (iii) the Company Circular or Schedule 13E-3 otherwise requires an amendment or supplement, which notice shall set out full particulars thereof. In any such event, the Company and the Purchaser will cooperate with each other in the preparation, filing and dissemination of any required supplement or amendment to the Company Circular, Schedule 13E-3 or such other document, as the case may be, and any related news release or other document necessary or desirable in connection therewith.

(g) The Company shall keep the Purchaser fully informed in a timely manner of any requests or comments made by the Canadian securities regulatory authorities in connection with the Company Circular.

(h) The Company shall promptly notify the Purchaser of the receipt of all comments from the SEC with respect to the Schedule 13E-3 and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to the Purchaser copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Schedule 13E-3. The Company shall provide the Purchaser and its legal counsel a reasonable opportunity to participate in any discussions or meetings with the SEC (or portions of any such discussions or meetings that relate to the Schedule 13E-3). The Company shall use its commercially reasonable efforts to promptly provide responses to the SEC with respect to all comments received on the Schedule 13E-3 from the SEC.

2.05 Final Order

Subject to obtaining such approvals as are required by the Interim Order, two Business Days after the Company Meeting, the Company shall apply to the Court pursuant to Section 291 of the BCBCA for the Final Order, and thereafter proceed with such application and diligently pursue obtaining the Final Order, and, if at any time after the issuance of the Final Order and on or before the Effective Date, the Company is required by the terms of the Final Order or by law to return to the Court with respect to the Final Order, it will do so after prior notice to, and in consultation and cooperation with, the Purchaser.

2.06 Court Proceedings

(a) Subject to the terms of this Agreement, the Purchaser will cooperate with and assist the Company in seeking the Interim Order and the Final Order.

(b) In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, and in each case subject to applicable law, the Company will:

(i) provide the Purchaser and its counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement prior to the service and filing of such materials and will give reasonable consideration to such comments;

(ii) ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(iii) not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.06 or with the Purchaser's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided, however, that nothing in this Agreement shall require the Purchaser to agree or consent to any increase or change in the consideration payable under the terms of the Plan of Arrangement or any modification or amendment to such filed or served materials that expands or increases the Purchaser's obligations set forth in any such filed or served materials or under this Agreement or the Arrangement;

(iv) not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company or its legal counsel is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(v) provide the Purchaser on a timely basis with copies of any notice of appearance and evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether or not in writing, received by the Company or its legal counsel indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order; and

(vi) oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement.

2.07 Arrangement and Effective Date

Closing of the Arrangement shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by applicable laws, including the BCBCA, which Effective Time and Effective Date shall be designated by the Purchaser and the Company by notice in writing (the "Closing Notice"), following the satisfaction or waiver of all conditions to completion of the Arrangement set out in Article 8 (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party or Parties for whose benefit such conditions exist) or, in the absence of such agreement, at 12:01 a.m. (Vancouver time) on the third Business Day following the satisfaction or waiver of all conditions to completion of the Arrangement set out in Article 8 (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist); provided that in no event shall closing of the Arrangement occur after the Outside Date. The closing of the transactions contemplated by this Agreement at the Effective Time shall take place via electronic document exchange or at the offices of McCarthy Tétrault LLP in Vancouver, British Columbia, or at such other location as may be agreed upon by the Parties in the Closing Notice.

2.08 Dissenting Holders

The Company will give the Purchaser prompt notice of receipt of any written or other notice of any dissent or purported exercise by any Company Shareholder of Dissent Rights, any withdrawal of such a notice, and any other instruments served pursuant to Dissent Rights and received by the Company or any other communications indicating opposition or potential opposition to the transactions contemplated by this Agreement or the Arrangement. The Company shall not make any payment or settlement offer, or agree to any such settlement, or conduct any negotiations prior to the Effective Time with respect to any such dissent, notice, instrument or other communication unless the Purchaser, acting reasonably, shall have given its written consent. Without limiting the generality of the foregoing, the Company shall provide the Purchaser with an opportunity to review and comment on any written communication sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights or to any person otherwise indicating opposition or potential opposition to the transactions contemplated by this Agreement or the Arrangement.

2.09 Lists of Company Securityholders

(a) Upon the reasonable request from time to time of the Purchaser, the Company will provide the Purchaser with, or cause to be provided to the Purchaser, lists (in both written and electronic form) of:

(i) the registered Company Shareholders, together with their addresses and respective holdings of Company Shares, lists of the names and addresses and (unless already provided under Section 2.09(a)(ii)) holdings of all persons having rights issued or granted by the Company to acquire or otherwise related to Company Shares and lists of non-objecting beneficial owners of Company Shares and participants in book-based nominee registers (such as CDS & Co.), together with their addresses and respective holdings of Company Shares; and

(ii) the holders of Company Options, Company RSUs, Company DSUs, Company Restricted Stock and Company Bonus Share Entitlements, as the case may be, together with their addresses and respective holdings of Company Options, Company RSUs, Company DSUs, Company Restricted Stock and Company Bonus Share Entitlements, as the case may be, and lists of the names and addresses and holdings of all persons having other rights issued or granted by the Company to acquire, or otherwise related to, Company Shares, together with their addresses and respective holdings of such rights.

(b) The Company will from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Securityholders, information regarding beneficial ownership of Company Shares and lists of holdings and other assistance, as the Purchaser may reasonably request.

2.10 Shareholder Communications

The Parties agree to cooperate in the preparation of formal presentations, if any, to any Company Securityholders or the analyst community regarding the Arrangement, and the Company agrees to consult with the Purchaser in connection with any meeting or other discussions with any Company Securityholders or analysts that it may have. Without limiting the generality of the foregoing, the Company shall use reasonable commercial efforts to: (i) permit the Purchaser to assist and participate in all meetings and discussions with such Company Securityholders or analysts; (ii) consult with, and consider any suggestions from, the Purchaser with regards to any such meetings or discussions; and (iii) consult with the Purchaser and keep the Purchaser apprised, with respect to such meetings and discussions and any related actions.

2.11 Payment of Consideration

The Purchaser shall in accordance with the Depositary Agreement and in any event prior to the Effective Time, provide the Depositary with sufficient funds to be held in escrow to satisfy the aggregate amount payable pursuant to the Plan of Arrangement to Company Securityholders other than the Purchaser (and other than payments to Company Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

2.12 Adjustment to Consideration

If on or after the date of this Agreement, the Company declares, sets aside or pays any distribution to Company Shareholders of record as of a time prior to the Effective Time then: (a) to the extent that the aggregate amount of such distribution is less than the aggregate Consideration, the aggregate Consideration shall be reduced by such aggregate amount; and (b) to the extent that such aggregate amount exceeds the aggregate Consideration, the aggregate Consideration shall be reduced to zero and such excess aggregate amount shall be placed in escrow for the account of the Purchaser.

2.13 Withholding Taxes

The Company, the Purchaser and the Depositary, will be entitled to deduct and withhold from any consideration otherwise payable to any person under the Plan of Arrangement (including any payment to Dissenting Holders) such amounts as the Company, the Purchaser or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act, the Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax law as counsel may advise is required to be so deducted and withheld by the Company, the Purchaser or the Depositary, as the case may be. For the purposes of this Agreement, all such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by or on behalf of the Company, the Purchaser or the Depositary, as the case may be.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.01 Representations and Warranties

The Company hereby represents and warrants to and in favour of the Purchaser as set forth in Schedule C and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement. Contemporaneously with the execution and delivery of this Agreement, the Company shall deliver to the Purchaser the Disclosure Letter, which modifies and qualifies certain representations and warranties of Company contained in Schedule C. Notwithstanding anything in the Disclosure Letter to the contrary, any disclosure in the Disclosure Letter shall be a disclosure for purposes of all representations and warranties in Schedule C to the extent the relevance of such disclosure to any such representation or warranty is reasonably clear on the face of such disclosure.

3.02 Survival of Representations and Warranties

Except as may otherwise be stated in this Agreement, no investigation by or on behalf of the Purchaser prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the Company. The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 3.02 will not limit any covenant or agreement of the Company, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.01 Representations and Warranties

The Purchaser hereby represents and warrants to and in favour of the Company as set forth in Schedule D and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

4.02 Survival of Representations and Warranties

The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 4.02 will not limit any covenant or agreement of the Purchaser, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

ARTICLE 5 - COVENANTS

5.01 Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms unless: (a) the Purchaser otherwise consents in writing (to the extent that such consent is permitted by applicable law), which consent will not be unreasonably withheld, conditioned or delayed; (b) expressly permitted or specifically contemplated by this Agreement; (c) set out in the Disclosure Letter; (d) it is using commercially reasonable efforts in relation to a given matter that are intended to mitigate the adverse effect of emergency situations involving life, health, personal safety, or the protection of property incidents or accidents occurring on or after the date of this Agreement; or (e) otherwise required by applicable law:

(a) (i) the businesses of the Company, the Company's Subsidiaries and JVCo will be conducted (and in the case of the business of JVCo, the Company will use commercially reasonable efforts consistent with the terms and conditions of the Joint Venture Agreement to cause the business to be conducted) only in the ordinary course of business; (ii) the Company and each of the Company's Subsidiaries will comply with the terms of all Material Agreements in all material respects and the Company and the Company's Subsidiaries will use, and the Company will use commercially reasonable efforts to cause JVCo to use, commercially reasonable efforts consistent with the terms and conditions of the Joint Venture Agreement to maintain and preserve intact their respective business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of their officers, employees and consultants as a group;

(b) the Company will not, directly or indirectly (and in the case of JVCo will use commercially reasonable efforts consistent with the terms and conditions of the Joint Venture Agreement to cause JVCo to not):

(i) alter or amend the Constating Documents of the Company, any of the Company's Subsidiaries or JVCo, as applicable;

(ii) declare, set aside or make any distribution or payment or return of capital in respect of any equity securities of the Company;

(iii) split, divide, consolidate, combine or reclassify the Company Shares or any other securities of the Company, the Company's Subsidiaries or JVCo, as applicable;

(iv) issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any Company Shares or other securities of the Company, the Company's Subsidiaries or JVCo, as applicable, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Company Shares or other securities of the Company's Subsidiaries or JVCo, as applicable;

(v) redeem, purchase or otherwise acquire or subject to any Encumbrance, any of its outstanding Company Shares or other securities or securities convertible into or exchangeable or exercisable for Company Shares or any such other securities or any shares or other securities of the Company's Subsidiaries or JVCo, as applicable;

(vi) amend the terms of any securities of the Company, the Company's Subsidiaries or JVCo, as applicable;

(vii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company, the Company's Subsidiaries or JVCo, as applicable;

(viii) reorganize or merge with any other person and will not cause or permit the Company's Subsidiaries or JVCo to reorganize, amalgamate or merge with any other person;

(ix) create any Subsidiary or enter into any material Contracts or other material arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any joint ventures;

(x) make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as required by applicable laws or under IFRS; or

(xi) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c) the Company will immediately notify the Purchaser orally and then promptly notify the Purchaser in writing of any of the following occurring after the date of this Agreement: (i) any "material change" (as defined in the Securities Act) in relation to the Company, the Company's Subsidiaries or JVCo; (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (iii) any breach of this Agreement by the Company; or (iv) any event (to the knowledge of the Company) occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in Section 8.03(b) would not be satisfied;

(d) the Company will not, and will not cause or permit the Company's Subsidiaries, and will use commercially reasonable efforts consistent with the terms and conditions of the Joint Venture Agreement to not cause or permit JVCo, except as approved by the Board of Managers (where such approval has been consented to by a Purchaser nominee on the Board of Managers), to, directly or indirectly, except as required by this Agreement:

(i) sell, pledge, lease, licence, dispose of or encumber any assets or properties of the Company, the Company's Subsidiaries or JVCo, as applicable;

(ii) acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any material property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or material purchase of any property or assets of any other person;

(iii) incur any material expenses or incur any material indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances;

(iv) pay, discharge or satisfy any material claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(v) engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of the Company in the manner such existing businesses generally have been carried on or planned or proposed to be carried on prior to the date of this Agreement; or

(vi) authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(e) the Company will not, and will not cause or permit the Company's Subsidiaries, and will use commercially reasonable efforts consistent with the terms and conditions of the Joint Venture Agreement to not cause or permit JVCo, except as approved by the Board of Managers (where such approval has been consented to by a Purchaser nominee on the Board of Managers), to, directly or indirectly, except in the ordinary course of business:

(i) terminate, fail to renew, cancel, waive, release, grant or transfer any rights of material value;

(ii) except in connection with matters otherwise permitted under this Section 5.01, enter into any Contract which would be a Material Agreement if in existence on the date of this Agreement, or terminate, cancel, extend, renew or amend, modify or change any Material Agreement;

(iii) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property; or

(iv) enter into any Contract containing any provision restricting or triggered by the transactions contemplated by this Agreement;

(f) except as is necessary to comply with applicable laws, the Company will not, and will not permit the Company's Subsidiaries, and will use commercially reasonable efforts consistent with the terms and conditions of the Joint Venture Agreement in the case of JVCo to not permit JVCo, except as approved by the Board of Managers (where such approval has been consented to in writing by a Purchaser nominee on the Board of Managers), to:

(i) grant to any officer, director, employee or consultant of the Company, the Company's Subsidiaries or JVCo, as applicable, an increase in compensation or benefit in any form;

(ii) grant general salary increase, fee or pay any bonus or other compensation to any directors, officers, employees or consultants of the Company, the Company's Subsidiaries or JVCo, as applicable;

(iii) grant, increase, enter into or modify any severance, change of control, retirement, retention or termination pay or benefits;

(iv) enter into or modify any employment or consulting agreement with any officer, director, employee or consultant of the Company, the Company's Subsidiaries or JVCo, as applicable;

(v) terminate the employment or consulting arrangement of any senior management employees, except for cause;

(vi) (w) adopt, (x) amend, (y) make any contribution to or (z) grant any award under, any stock option plan, restricted share unit plan, deferred share unit plan, performance share unit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of the Company, the Company's Subsidiaries or JVCo, as applicable; or

(vii) take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under any compensation plan;

(g) the Company will not, and will not cause or permit the Company's Subsidiaries, and will use commercially reasonable efforts consistent with the terms and conditions of the Joint Venture Agreement to not cause or permit JVCo, to make any loan to any officer director, employee or consultant of the Company, the Company's Subsidiaries or JVCo, as applicable;

(h) the Company will use commercially reasonable efforts to cause the current insurance (or re insurance) policies maintained by the Company, including directors' and officers' insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by Section 5.09(b), the Company will not obtain or renew any insurance (or re insurance) policy for a term exceeding 12 months;

(i) the Company will not, and will not cause or permit the Company's Subsidiaries, and will use commercially reasonable efforts consistent with the terms and conditions of the Joint Venture Agreement to not cause or permit JVCo, except as approved by the Board of Managers (where such approval has been consented to by a Purchaser nominee on the Board of Managers), to make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its material Permits or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct its businesses as now being conducted;

(j) the Company will, and will cause the Company's Subsidiaries, and will use commercially reasonable efforts consistent with the terms and conditions of the Joint Venture Agreement to cause JVCo, to: (i) duly and timely file all Tax returns required to be filed by the applicable entity on or after the date of this Agreement and all such Tax returns will be true, complete and correct in all material respects; and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by the applicable entity to the extent due and payable except for any Taxes contested in good faith pursuant to applicable laws, and the Company will not: (A) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable law; (B) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Financial Statements); (C) enter into any tax sharing, tax allocation or tax indemnification agreement; (D) make a request for a tax ruling to any Governmental Entity; or (E) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment;

(k) the Company will not, and will not cause or permit the Company's Subsidiaries, and will use commercially reasonable efforts consistent with the terms and conditions of the Joint Venture Agreement to not cause or permit JVCo, except as approved by the Board of Managers (where such approval has been consented to by a Purchaser nominee on the Board of Managers), to settle or compromise any action, claim or other Proceeding: (i) brought against the applicable entity for damages or providing for the grant of injunctive relief or other non-monetary remedy ("Litigation"); or (ii) brought by any present, former or purported holder of the applicable entity's securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(l) the Company will not, and will not cause or permit the Company's Subsidiaries, and will use commercially reasonable efforts consistent with the terms and conditions of the Joint Venture Agreement to not cause or permit JVCo, except as approved by the Board of Managers (where such approval has been consented to by a Purchaser nominee on the Board of Managers), to commence any Litigation (other than litigation to enforce the terms of this Agreement, to enforce other obligations of the Purchaser or as a result of litigation commenced against the Company);

(m) the Company will not, and will not cause or permit the Company's Subsidiaries, and will use commercially reasonable efforts consistent with the terms and conditions of the Joint Venture Agreement to not cause or permit JVCo except as approved by the Board of Managers (where such approval has been consented to by a Purchaser nominee on the Board of Managers), to enter into or renew any Contract (i) containing (A) any limitation or restriction on the ability of the Company, the Company's Subsidiaries or JVCo, as applicable, or, following consummation of the transactions contemplated by this Agreement, on the ability of the Purchaser or any of its affiliates (including the Company), to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company, the Company's Subsidiaries or JVCo, as applicable, or, following consummation of the transactions contemplated by this Agreement, all or any portion of the business of the Purchaser or any of its affiliates (including the Company), is or would be conducted or (C) any limitation or restriction on the ability of the Company, the Company's Subsidiaries or JVCo, as applicable, or, following consummation of the transactions contemplated by this Agreement, the ability of the Purchaser or any of its affiliates (including the Company), to solicit customers or employees, or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(n) the Company will not, and will not cause or permit any of the Company's Subsidiaries, and will use commercially reasonable efforts consistent with the terms and conditions of the Joint Venture Agreement to not cause or permit JVCo, except as approved by the Board of Managers (where such approval has been consented to by a Purchaser nominee on the Board of Managers), to take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Company in this Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made; and

(o) as is applicable, the Company will not, and will not cause or permit the Company's Subsidiaries, and will use commercially reasonable efforts consistent with the terms and conditions of the Joint Venture Agreement to not cause or permit JVCo, except as approved by the Board of Managers (where such approval has been consented to by a Purchaser nominee on the Board of Managers), to agree, announce, resolve, authorize or commit to do any of the foregoing.

5.02 Access to Information

Subject to compliance with applicable laws and the terms of any existing Contracts, the Company will afford (and in the case of JVCo will use commercially reasonable efforts consistent with the terms and conditions of the Joint Venture Agreement to cause to be afforded) to the Purchaser and its Representatives until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, reasonable access during normal business hours (and upon reasonable notice) to, as applicable, the Company, the Company's Subsidiaries and JVCo's businesses, properties, books and records and such other data and information as the Purchaser may reasonably request, as well as to its management personnel, subject, however, to such access not interfering with the ordinary conduct of the business of the Company or JVCo. Subject to compliance with applicable laws and such requests not materially interfering with the ordinary conduct of the business of the Company or JVCo, the Company will also make available to the Purchaser and its Representatives information reasonably requested by the Purchaser for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of the Company and the Purchaser and the Purchaser's affiliates following completion of the Arrangement, provided that to the extent any such request by the Purchaser relates to any data or information of JVCo, the Parties acknowledge that the Company may only provide such data and information to the extent it is entitled to do so under the Joint Venture Agreement.

5.03 Covenants of the Company Regarding the Arrangement

(a) Subject to the terms and conditions of this Agreement (including, for the avoidance of doubt Section 5.06 which shall govern in relation to Regulatory Approvals), the Company shall and shall cause the Company's Subsidiaries, and shall use commercially reasonable efforts consistent with the terms and conditions of the Joint Venture Agreement to cause JVCo, if approved by the Board of Managers (where such approval has been consented to by a Purchaser nominee on the Board of Managers), to perform all obligations required to be performed by the Company under this Agreement, cooperate with the Purchaser in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be reasonably necessary or desirable in order to complete the Arrangement and the other transactions contemplated this Agreement, including:

(i) immediately after the execution of this Agreement, or such later time prior to the next opening of markets in Toronto and New York as is agreed to by the Company and the Purchaser, issue a news release announcing the entering into of this Agreement and the matters described in Section 2.04(d)(ii) and Section 2.04(d)(iv), which news release shall be satisfactory in form and substance to each of the Company and the Purchaser, each acting reasonably, and, thereafter, file such news release and a corresponding material change report in prescribed form in accordance with applicable Securities Laws;

(ii) using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by the Company, the Company's Subsidiaries or JVCo from other parties to any Material Agreements in order to complete the Arrangement, provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person with respect to any transaction contemplated by this Agreement, the Company shall not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation; and

(iii) defending all lawsuits or other legal, regulatory or other Proceedings against the Company challenging or affecting this Agreement or the completion of the Arrangement.

(b) The Company shall promptly notify the Purchaser in writing of:

(i) any notice or other communication from any person received on or after July 3, 2023 alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with the transactions contemplated by this Agreement;

(ii) any notice or other communication received on or after July 3, 2023 from any person (other than Governmental Entities in connection with Regulatory Approvals subject to Section 5.06) in connection with the transactions contemplated by this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(iii) any Proceeding commenced on or after July 3, 2023 or, to the knowledge of the Company, threatened on or after July 3, 2023 against, relating to or involving, or otherwise affecting the Arrangement, this Agreement or any of the transactions contemplated by this Agreement.

5.04 Covenants of the Purchaser Regarding the Performance of Obligations

(a) Subject to the terms and conditions of this Agreement (including, for the avoidance of doubt Section 5.06 which shall govern in relation to Regulatory Approvals), the Purchaser will perform all obligations required to be performed by it under this Agreement, cooperate with the Company and JVCo in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be reasonably necessary or desirable in order to complete the Arrangement and other transactions contemplated this Agreement, including:

(i) cooperating with the Company in connection with, and using its commercially reasonable efforts to assist the Company in obtaining the waivers, consents and approvals referred to in Section 5.03(a)(ii), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person with respect to any transaction contemplated by this Agreement, the Purchaser will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation; and

(ii) defending all lawsuits or other legal, regulatory or other Proceedings against or relating to the Purchaser challenging or affecting this Agreement or the completion of the Arrangement.

(b) The Purchaser shall promptly notify the Company in writing of:

(i) any notice or other communication from any person received on or after July 3, 2023 alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with the transactions contemplated by this Agreement;

(ii) any notice or other communication from any person received on or after July 3, 2023 (other than Governmental Entities in connection with Regulatory Approvals subject to Section 5.06) in connection with the transactions contemplated by this Agreement (and the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Company); or

(iii) any Proceeding commenced on or after July 3, 2023 or, to the Purchaser's knowledge, threatened on or after July 3, 2023 against, relating to or involving, or otherwise affecting the Arrangement, this Agreement or any of the transactions contemplated by this Agreement.

5.05 Mutual Covenants

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement (including, for the avoidance of doubt Section 5.06 which shall govern in relation to Regulatory Approvals), until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a) it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under this Agreement as set forth in Article 7 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under this Agreement, the Plan of Arrangement and applicable laws and cooperate with the other Party in connection therewith, including using its commercially reasonable efforts to:

(i) obtain all approvals required to be obtained by it;

(ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement;

(iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement; and

(iv) cooperate with the other Party in connection with the performance by it of its obligations hereunder;

(b) forthwith carrying out the terms of the Interim Order and Final Order to the extent applicable to it and taking all necessary actions to give effect to the transactions contemplated in this Agreement;

(c) it will use commercially reasonable efforts not to take or cause to be taken any action which is inconsistent with this Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement; and

(d) it will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Party's legal counsel to permit the completion of the Arrangement.

5.06 Covenants Related to Regulatory Approvals

Subject to the terms and conditions of this Agreement, each Party (as applicable to that Party) covenants and agrees with respect to obtaining all Regulatory Approvals required for the completion of the Arrangement, to use its commercially reasonable efforts to make, or cause to be made, all filings and applications with, and give all notices and submissions to Governmental Entities as soon as reasonably practicable upon execution of this Agreement. For greater certainty and without limiting the generality of the foregoing:

(a) each Party shall use its commercially reasonable efforts to obtain all required Regulatory Approvals and shall cooperate with the other Party in connection with all Regulatory Approvals sought by the other Party;

(b) each Party shall use its commercially reasonable efforts to respond promptly to any request or notice from any Governmental Entity requiring that Party to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Regulatory Approvals sought by either Party, and each Party shall cooperate with the other Party and shall furnish to the other Party such information and assistance as a Party may reasonably request in connection with preparing any submission or responding to such request or notice from a Governmental Entity;

(c) each Party shall permit the other Party an opportunity to review in advance any proposed substantive applications, notices, filings, submissions, undertakings, correspondence and communications (including responses to requests for information and inquiries from any Governmental Entity) in respect of obtaining or concluding all required Regulatory Approvals, and shall provide the other Party with a reasonable opportunity to comment thereon and agree to consider those comments in good faith;

(d) each Party shall provide the other Party with any substantive applications, notices, filings, submissions, undertakings or other substantive correspondence provided to a Governmental Entity, or any substantive communications received from a Governmental Entity, in respect of obtaining or concluding the required Regulatory Approvals;

(e) each Party shall keep the other Party reasonably informed on a timely basis of the status of discussions relating to obtaining or concluding the required Regulatory Approvals sought by such Party and, for greater certainty, no Party shall participate in any substantive meeting (whether in person, by telephone or otherwise) with a Governmental Entity in respect of obtaining or concluding the required Regulatory Approvals unless it advises the other Party in advance and gives such other Party an opportunity to attend;

(f) in connection with obtaining all required Regulatory Approvals, the Purchaser shall use its commercially reasonable efforts to obtain such required Regulatory Approvals as soon as is reasonably practicable after the date of this Agreement (and in any case by no later than the Outside Date);

(g) notwithstanding the undertakings pursuant to this Section 5.06, a Party that is required to provide any information (the "disclosing Party") to the other Party (the "receiving Party") under this Section 5.06 shall not be required to provide to the receiving Party any information that it reasonably considers to be competitively sensitive; provided, that, in such circumstance, the disclosing Party shall provide the information to the receiving Party's external legal counsel on an "external counsel only basis" (prior to doing so, the disclosing Party may seek an assurance from the receiving Party's external legal counsel that it will not provide such information to the receiving Party) and, where reasonably practicable, shall provide a redacted version to the receiving Party; and

(h) nothing in this Section 5.06 or this Agreement shall obligate the Purchaser or any of its affiliates or the Company to: (i) propose, negotiate, effect or agree to the sale, divestiture, lease, license, transfer, disposal of or other encumbrance, behavioral remedy or commitment, or the holding separate of, any assets, licenses, operations, rights, products lines or businesses of the Purchaser or any of its affiliates or the Company; (ii) terminate, restrict, modify or amend any existing relationships, ventures, contractual rights or obligations of the Purchaser or any of its affiliates or the Company, including pursuant to this Agreement; (iii) expend any material funds or incur any material burden; (iv) create any relationship, contractual rights or obligations; (v) effectuate any other change or restructuring to the Purchaser or any of its affiliates or the Company; (vi) commence or participate in any litigation in order to obtain any waivers, consents or approvals of any Governmental Entity; or (vii) litigate, defend, challenge or contest any action, suit or proceeding (including any action, suit or proceeding seeking a temporary restraining order or preliminary injunction) challenging this Agreement or the transactions contemplated hereby or otherwise take any action that limits the freedom of action with respect to the Purchaser's ability to retain any of the businesses or assets of, the Purchaser or any of its affiliates or the Company.

5.07 Acknowledgement of the Company Regarding Other Filings and Contractual Arrangements

(a) The Company acknowledges that prior to the execution of this Agreement it has agreed with the Purchaser to:

(i) make filings with the Governmental Entities and related deliveries to the Purchaser as set forth in Section 5.07(a)(i) of the Disclosure Letter and that following the execution of this Agreement the Purchaser may request that the Company use commercially reasonable efforts to make additional filings with applicable Governmental Entities (collectively, "Other Filings"); and

(ii) obtain consents, releases, waivers and settlements from, and execute amendments with, as the case may be, certain contractual counterparties of the Company as set forth in Section 5.07(a)(ii) of the Disclosure Letter, with or without the payment of consideration therefor, and that following the execution of this Agreement the Purchaser may request that the Company obtain additional consents, releases, waivers and settlements from, and execute amendments with, as the case may be, contractual counterparties (collectively "Contractual Arrangements").

(b) The Company shall give reasonable consideration to any such request made by the Purchaser following the execution of this Agreement to (x) add a filing to the Other Filings (any such added filing an "Additional Other Filing") and (y) pursue any additional Contractual Arrangements.

5.08 Covenants Related to Other Filings and Contractual Arrangements

Subject to the terms and conditions of this Agreement, the Company covenants and agrees to make all Other Filings and to pursue any Contractual Arrangement (as applicable) as soon as reasonably practicable upon the earlier of: (x) the execution of this Agreement; and (y) the Company accepting the Purchaser's request to make an additional filing or to pursue an additional Contractual Arrangement (as applicable) as contemplated by Section 5.07. For greater certainty and without limiting the generality of the foregoing:

(a) the Company shall use its commercially reasonable efforts to make all Other Filings and Contractual Arrangements and shall cooperate with the Purchaser in connection with all Other Filings and Contractual Arrangements agreed with or reasonably requested by the Purchaser;

(b) the Company shall use its commercially reasonable efforts to respond promptly to any request or notice from (i) any Governmental Entity requiring that the Company supply additional information that is relevant to the review of an Other Filing or the matter to which such filing relates and (ii) any third party requiring that the Company supply additional information that is relevant to the applicable Contractual Arrangements;

(c) the Company shall permit the Purchaser an opportunity to review in advance any proposed (i) substantive applications, notices, filings, submissions, undertakings, correspondence and communications (including responses to requests for information and inquiries from any Governmental Entity) in respect of any Other Filings and (ii) consents, waivers, releases, settlements, amendments and correspondence and communications in connection with the pursuit of any Contractual Arrangements, and shall provide the Purchaser with a reasonable opportunity to comment thereon and agree to consider those comments in good faith;

(d) the Company shall provide the Purchaser with any (i) substantive applications, notices, submissions, undertakings or other substantive correspondence provided to a Governmental Entity, or any substantive communications received from a Governmental Entity, in connection with any Other Filing and (ii) notices undertakings or other substantive correspondence provided by a third party, or any substantive communications received from a third party, in connection with any Contractual Arrangements; and

(e) the Company shall keep the Purchaser reasonably informed on a timely basis of the status of discussions relating to any Other Filings and Contractual Arrangements (as applicable) and, for greater certainty, the Company shall not participate in any substantive meeting (whether in person, by telephone or otherwise) with a Governmental Entity or any other third party in respect of any Other Filings or Contractual Arrangements (as applicable) unless it advises the Purchaser in advance and gives the Purchaser an opportunity to attend.

5.09 Indemnification and Insurance

(a) The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of the Company (each such present or former director or officer of the Company being herein referred to as an "Indemnified Party" and such persons collectively being referred to as the "Indemnified Parties") as provided by contracts or agreements to which the Company is a party and in effect as of the date of this Agreement, that are fully and completely disclosed in the Disclosure Letter and copies of which are provided to the Purchaser prior to the date of this Agreement, and, as of the Effective Time, will survive and will continue in full force and effect and without modification, and the Company and any successor to the Company shall continue to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for six years following the Effective Date.

(b) Prior to the Effective Time, notwithstanding any other provision of this Agreement, the Company may purchase prepaid non-cancellable run-off directors' and officers' liability insurance at a cost not exceeding $500,000, providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date. Should such run-off directors' and officers' liability insurance be placed through one or more of the Purchaser or any of its Subsidiaries' plans, the Purchaser covenants and agrees to maintain or cause to be maintained such policy with respect to the Company and its Subsidiaries in full force and effect and to not cancel, cause to be cancelled or do anything that would reasonably be expected to result in the cancellation or reduction of coverage of such policy.

ARTICLE 6 - ADDITIONAL AGREEMENTS

6.01 Acquisition Proposals

(a) Except as expressly contemplated in this Article 6 until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.01, the Company shall not and shall cause the Company's Subsidiaries, the Company's Representatives and the Company Subsidiaries' Representatives not to, and shall use commercially reasonable efforts to cause JVCo not to (for the avoidance of doubt, without violating the terms and conditions of the Joint Venture Agreement), directly or indirectly through any other person:

(i) make, initiate, solicit or knowingly encourage (including by way of furnishing or affording access to information or any site visit), or knowingly take any other action that facilitates, directly or indirectly, any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal or that reasonably could be expected to lead to an Acquisition Proposal; or

(ii) participate in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person (other than the Purchaser) regarding an Acquisition Proposal or that reasonably could be expected to lead to an Acquisition Proposal; or

(iii) remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree, approve or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of five Business Days after such Acquisition Proposal has been publicly announced shall be deemed not to constitute a violation of this Section 6.01(a)(iii)) provided the Company Board has rejected such Acquisition Proposal and reaffirmed its recommendation in favour of the Arrangement before the end of such five Business Day period (or if the Company Meeting is scheduled to occur within such five Business Day period, prior to the Business Day before the date of the Company Meeting); or

(iv) make or propose publicly to make a Change of Recommendation; or

(v) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding, undertaking or arrangement effecting or related to any Acquisition Proposal or potential Acquisition Proposal; or

(vi) make any public announcement or take any other action inconsistent with the approval or recommendation of the Company Board (or any committee thereof) of the transactions contemplated this Agreement.

(b) The Company and its Representatives will and will cause the Company's Subsidiaries and all of their Representatives, and will use commercially reasonable efforts to cause JVCo (for the avoidance of doubt, without violating the terms and conditions of the Joint Venture Agreement), to immediately cease any solicitation, encouragement, discussion or negotiation with any person (other than the Purchaser) by the Company or any of the Company's Representatives, the Company's Subsidiaries and their Representatives or JVCo with respect to any Acquisition Proposal and, in connection therewith, the Company will, and in the case of JVCo will use commercially reasonable efforts to cause JVCo (for the avoidance of doubt, without violating the terms and conditions of the Joint Venture Agreement) to: (i) discontinue access to any of the Company, the Company's Subsidiaries or JVCo's, as applicable, confidential information, including access to any data room, virtual or otherwise, to any person (other than access by the Purchaser and its Representatives); and (ii) promptly request and exercise all rights it has to require, and in the case of JVCo use commercially reasonable efforts to cause JVCo (for the avoidance of doubt, without violating the terms and conditions of the Joint Venture Agreement) to require: (A) the return or destruction of all copies of any confidential information regarding the Company, the Company's Subsidiaries or JVCo, as applicable, provided to any person other than the Purchaser and its Representatives; and (B) the destruction of all material including or incorporating or otherwise reflecting such confidential information, and using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(c) Notwithstanding anything to the contrary contained in Section 6.01(a), in the event that the Company receives a bona fide written Acquisition Proposal from any person (which person, for the avoidance of doubt, is not restricted from making such Acquisition Proposal pursuant to a confidentiality, standstill or similar restriction) after the date of this Agreement and prior to the Company Meeting that was not solicited by the Company or any of the Company's Representatives, the Company's Subsidiaries and their Representatives or JVCo, and that did not otherwise result from a breach of this Section 6.01, and subject to the Company having complied (and continuing to comply) with this Section 6.01 in all material respects, the Company and its Representatives may:

(i) contact such person solely to clarify the terms and conditions of such Acquisition Proposal, if, in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such person; and

(ii) (A) participate in any discussions or negotiations regarding such Acquisition Proposal; or (B) furnish information with respect to the Company to such person in each case pursuant to an Acceptable Confidentiality Agreement, provided that: (I) the Company provides a copy of such Acceptable Confidentiality Agreement to the Purchaser promptly upon its execution; and (II) the Company contemporaneously provides to the Purchaser any non-public information concerning the Company that is provided to such person which was not previously provided to the Purchaser or its Representatives, provided, however, that, prior to taking any action described in Section 6.01(c)(ii), the Company Board (based on, among other things, the recommendation of the Special Committee) determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal.

(d) The Company will promptly (and, in any event, within 24 hours) notify the Purchaser, at first orally and thereafter in writing, of any: (i) Acquisition Proposal (whether or not in writing) received by: (A) the Company; (B) any of the Company's Subsidiaries; (C) any Representative of the Company; (D) any Representative of any of the Company's Subsidiaries; or (E) JVCo; (ii) inquiry received by: (A) the Company; (B) any of the Company's Subsidiaries; (C) any Representative of the Company; (D) any Representative of any of the Company's Subsidiaries or (E) JVCo that, in each case, could reasonably be expected to lead to an Acquisition Proposal; (iii) request received by: (A) the Company; (B) any of the Company's Subsidiaries; (C) any Representative of the Company; (D) any Representative of any of the Company's Subsidiaries; or (E) JVCo, in each case, for (I) non-public information relating to the Company, (II) any of the Company's Subsidiaries or (III) JVCo in connection with an Acquisition Proposal or (IV) access to the properties, books or records of the Company by any person that, in each case informs the Company, any of the Company's Subsidiaries, JVCo, any Representative of the Company or any Representative of any of the Company's Subsidiaries that the requestor is considering making an Acquisition Proposal, and with such notification the Purchaser shall promptly (and, in any event within 24 hours) be provided with a copy of the Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the person making such Acquisition Proposal, inquiry or request, and such other information concerning such Acquisition Proposal, inquiry or request as the Purchaser may reasonably request. The Company will keep the Purchaser promptly and reasonably informed of the status and details (including all amendments) of any such Acquisition Proposal, inquiry or request. Without limiting the generality of the foregoing, the Company shall provide to the Purchaser copies of all correspondence if in written or electronic form, and if not in written or electronic form, a description of the terms of such correspondence communicated to the Company by or on behalf of any person making any such Acquisition Proposal, inquiry, proposal offer or request (other than non-substantive communications that are not, or could not reasonably be considered by the Purchaser to be, material or otherwise relevant to the Purchaser).

(e) Except as expressly permitted by this Section 6.01, neither the Company Board, nor any committee thereof shall: (i) withdraw, modify, qualify or change in a manner adverse to the Purchaser, or publicly propose to withdraw, modify, qualify or change in a manner adverse to the Purchaser, the approval or recommendation of the Company Board (or any committee thereof) of the transactions contemplated this Agreement (including the recommendation that the Company Shareholders vote in favour of the Arrangement Resolution) (it being understood that publicly taking no position or a neutral position by the Company Board (or any committee thereof) with respect to an Acquisition Proposal for a period exceeding five Business Days after such Acquisition Proposal has been publicly announced shall be deemed to constitute such a withdrawal, modification, qualification or change); (ii) accept, approve, endorse or recommend or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal; (iii) permit the Company to accept or enter into, or publicly propose to enter into (or permit any such actions in the case of the Company Board or any committee thereof), any letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding, other than an Acceptable Confidentiality Agreement (an "Acquisition Agreement") with respect to any Acquisition Proposal; or (iv) permit the Company to accept or enter into any Contract requiring the Company to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other amounts or expenses to any person proposing an Acquisition Proposal in the event that the Company completes the transactions contemplated by this Agreement or any other transaction with the Purchaser or any of its affiliates.

(f) Notwithstanding Section 6.01(e), in the event the Company receives a bona fide Acquisition Proposal that is a Superior Proposal from any person after the date of this Agreement and prior to the Company Meeting, then the Company Board may (based on, among other things, the recommendation of the Special Committee), prior to the Company Meeting: (i) make a Change of Recommendation; and (ii) cause the Company to terminate this Agreement and enter into a definitive agreement with respect to such Superior Proposal, if but only if:

(i) the Company has given written notice to the Purchaser that it has received such Superior Proposal and that the Company Board has determined that: (I) such Acquisition Proposal constitutes a Superior Proposal (based on, among other things, the recommendation of the Special Committee); and (II) the Company Board (based on, among other things, the recommendation of the Special Committee) intends to enter into an Acquisition Agreement with respect to such Superior Proposal promptly following the making of such determination, together with a summary of the material terms of any proposed Acquisition Agreement or other agreement relating to such Superior Proposal (together with a copy of such agreement and any ancillary agreements and supporting documents including any financing documents) to be executed with the person making such Superior Proposal, and, if applicable, a written notice from the Company Board regarding the value or range of values in financial terms that the Company Board (based on, among other things, the recommendation of the Special Committee) has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered in the Superior Proposal;

(ii) a period of five full Business Days (such period being the "Superior Proposal Notice Period") shall have elapsed from the date the Purchaser received the notice from the Company referred to in Section 6.01(f)(i) (and if applicable, the notice from the Company Board with respect to any non-cash consideration as contemplated in Section 6.01(f)(i)) together with the summary of material terms and copies of agreements referred to therein. During the Superior Proposal Notice Period, the Purchaser shall have the right, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement;

(iii) the Company did not breach any provision of this Section 6.01 in connection with the preparation or making of such Acquisition Proposal and the Company has (and continues to) comply with the other terms of this Section 6.01 in all material respects;

(iv) the Company Board (based on, among other things, the recommendation of the Special Committee) shall have determined in accordance with Section 6.01(g) that such Acquisition Proposal remains a Superior Proposal compared to the Arrangement as proposed to be amended by the Purchaser;

(v) prior to entering into such definitive agreement the Company terminates this Agreement pursuant to Section 7.01(d)(i); and

(vi) the Company has previously, or concurrently will have, paid to the Purchaser the Termination Amount.

(g) The Company Board will review in good faith any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal. The Company agrees that the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including the person having made the Superior Proposal), other than the Company's Representatives, without the Purchaser's prior written consent. If the Company Board (based on, among other things, the recommendation of the Special Committee) determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by the Purchaser, the Company will forthwith so advise the Purchaser and will promptly thereafter accept the offer by the Purchaser to amend the terms of this Agreement and the Arrangement and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the Company Board (based on, among other things, the recommendation of the Special Committee) continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects the Purchaser's offer to amend this Agreement and the Arrangement, if any, the Company may, subject to compliance with the other provisions of this Agreement, terminate this Agreement in accordance with Section 7.01(d)(i) to enter into an Acquisition Agreement in respect of such Superior Proposal.

(h) Each successive amendment or modification of any Superior Proposal shall constitute a new Superior Proposal for the purposes of Section 6.01(f) and shall require a new five full Business Day Superior Proposal Notice Period from the date described in Section 6.01(f)(ii) with respect to such new Superior Proposal. If the Company Meeting is scheduled to occur during a Superior Proposal Notice Period, upon the request of the Purchaser the Company shall adjourn or postpone the Company Meeting to: (i) a date specified by the Purchaser that is not earlier than eight Business Days after the date on which the Company Meeting was originally scheduled to be held: or (ii) if the Purchaser does not specify such date to the eighth Business Day after the date on which the Company Meeting was originally scheduled to be held.

(i) The Company Board shall reaffirm its recommendation in favour of the Arrangement by news release promptly after: (i) the Company Board (based on, among other things, the recommendation of the Special Committee) has determined that any Acquisition Proposal is not a Superior Proposal if the Acquisition Proposal has been publicly announced or made; or (ii) the Company Board (based on, among other things, the recommendation of the Special Committee) makes the determination referred to in Section 6.01(g) that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal. The Purchaser shall be given a reasonable opportunity to review and comment on the form and content of any such news release. Such news release shall state that the Company Board (based on, among other things, the recommendation of the Special Committee) has determined that such Acquisition Proposal is not a Superior Proposal.

(j) The Company will not become a party to any Contract with any person subsequent to the date of this Agreement that limits or prohibits the Company from: (i) providing or making available to the Purchaser and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in this Section 6.01; or (ii) providing the Purchaser and its affiliates and Representatives with any other information required to be given to it by the Company under this Section 6.01.

(k) The Company agrees: (i) not to, and in the case of JVCo to use commercially reasonable efforts to cause JVCo (for the avoidance of doubt, without violating the terms and conditions of the Joint Venture Agreement) not to, release any persons from, or terminate, modify, amend or waive the terms of, any confidentiality agreement or standstill agreement or standstill provisions in any such confidentiality agreement that the Company, any Subsidiary of the Company or JVCo, as applicable, entered into prior to the date of this Agreement; and (ii) to promptly and diligently, and in the case of JVCo, to use commercially reasonable efforts to cause JVCo (for the avoidance of doubt, without violating the terms and conditions of the Joint Venture Agreement) to promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that the Company or any of the Company's Subsidiaries has entered into prior to the date of this Agreement or enter into after the date of this Agreement.

(l) The Company represents and warrants that, since December 31, 2021, neither the Company nor any of the Company's Subsidiaries nor, to knowledge of the Company, JVCo, has waived any confidentiality, standstill, use or similar agreement, restriction or covenant to which the Company, the Company's Subsidiaries or JVCo is a party.

(m) Notwithstanding any of the provisions of this Section 6.01, the Company Board shall have the right to respond, within the time and in the manner required by applicable Securities Laws, to any take over bid or tender or exchange offer made for the Company Shares that it determines is not a Superior Proposal, provided that the Company shall have provided: (i) at least 10 Business Days' notice to the Purchaser of the mailing of any applicable circular; and (ii) the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any disclosure to be made pursuant to this Section 6.01(m) and shall have given reasonable consideration to comments made by the Purchaser and its outside legal counsel; and further provided, that, notwithstanding that the Company Board may be permitted to take any such action under this Section 6.01(m), the Company Board may not make a Change of Recommendation other than as permitted by 6.01(f).

(n) The Company shall ensure that the Company's Representatives, the Company's Subsidiaries and the Company's Subsidiaries' Representatives are aware of the provisions of this Section 6.01, and the Company shall be responsible for any breach of this Section 6.01 by any of the Company's Representatives, the Company's Subsidiaries or the Company Subsidiaries' Representatives.

6.02 Termination Amount

(a) "Termination Amount Event" means any of the following events:

(i) an Acquisition Proposal shall have been made public or proposed publicly to the Company or the Company Shareholders after the date of this Agreement and prior to the Company Meeting, and:

(A) (1) either the Company or the Purchaser shall have exercised its respective termination right under 7.01(b)(i) or Section 7.01(b)(ii); or (2) the Purchaser shall have exercised its termination right under Section 7.01(c)(iii); and

(B) the Company shall have: (1) completed any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in Section 6.02(a)(i)(A)) within 12 months after this Agreement is terminated; or (2) entered into an Acquisition Agreement in respect of any Acquisition Proposal or the Company Board (or any committee thereof) shall have recommended (or publicly proposed to recommend) any Acquisition Proposal, in each case, within 12 months after this Agreement is terminated, which Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such 12 month period), provided, however, that for the purposes of this Section 6.02(a)(i) all references to "20%" in the definition of Acquisition Proposal shall be changed to "50%"; or

(ii) this Agreement shall have been terminated by the Purchaser pursuant to 7.01(c)(i); or

(iii) this Agreement shall have been terminated by the Purchaser pursuant to 7.01(c)(ii); or

(iv) this Agreement shall have been terminated by the Company pursuant to 7.01(d)(i); or

(v) this Agreement shall have been terminated by the Company or the Purchaser pursuant to Section 7.01(b)(ii), if at such time the Purchaser is entitled to terminate this Agreement pursuant to Section 7.01(c)(i) or Section 7.01(c)(ii).

(b) If a Termination Amount Event occurs, the Company shall pay to the Purchaser $12,000,000 (the "Termination Amount") by wire transfer in immediately available funds to an account specified by the Purchaser in consideration for the disposition of the Purchaser's rights under this Agreement. The Company shall pay the Termination Amount to the Purchaser:

(i) on completion of the applicable Acquisition Proposal (in the case of a Termination Amount Event referred to in Section 6.02(a)(i));

(ii) within one Business Day following termination of this Agreement (in the case of a Termination Amount Event referred to in Section 6.02(a)(ii), Section 6.02(a)(iii) or Section 6.02(a)(iv)); or

(iii) concurrent with termination of this Agreement (in the case of a Termination Amount Event referred to in Section 6.02(a)(v)).

(c) If the Company does not have sufficient financial resources to pay the Termination Amount, then it shall be a condition of: (x) any Superior Proposal referred to in Section 7.01(d)(i); and (y) any share or asset acquisition referred to in Section 6.02(a)(i)(B) where the Company has entered into any agreement to support such share acquisition or to transfer such assets, as applicable, that the person making such Superior Proposal or acquisition, as applicable, shall advance or otherwise provide to the Company the cash required for the Company to pay the Termination Amount, which amount shall be so advanced or provided prior to the date on which the Company is required to pay the Termination Amount.

(d) Each Party acknowledges that all of the payment amounts set out in this Section 6.02 are payments in consideration for the disposition of the Purchaser's rights under this Agreement and represent liquidated damages which are a genuine pre-estimate of the damages which the Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. The Company irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of an amount pursuant to this Section 6.02 in the manner provided in this Agreement is the sole and exclusive remedy of the Purchaser in respect of the event giving rise to such payment (and under no circumstances is the Termination Amount payable more than once), provided, however, that nothing contained in this Section 6.02, and no payment of any such amount, shall relieve or have the effect of relieving the Company in any way from liability for damages incurred or suffered by the Purchaser as a result of fraud or an intentional or wilful breach of this Agreement and nothing contained in this Section 6.02 shall preclude the Purchaser from seeking injunctive relief in accordance with Section 9.13 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

ARTICLE 7 - TERM AND TERMINATION

7.01 Termination

(a) Termination By Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the Parties.

(b) Termination by either the Company or the Purchaser. This Agreement may be terminated by either the Company or the Purchaser at any time prior to the Effective Time:

(i) if the Effective Time does not occur on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii) the Arrangement Resolution shall have failed to obtain the Company Shareholder Approval at the Company Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order, except that the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Arrangement Resolution to obtain such Company Shareholder Approval; or

(iii) if any law makes the completion of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such law has become final and non-appealable, except that the right to terminate this Agreement under this Section 7.01(b)(iii) shall not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the enactment, making or enforcement of such law.

(c) Termination by the Purchaser. This Agreement may be terminated by the Purchaser at any time prior to the Effective Time if:

(i) either: (A) the Company Board (or any committee thereof) fails to publicly make a recommendation that the Company Shareholders vote in favour of the Arrangement Resolution as contemplated by Section 2.02(c) and Section 2.03(c) or the Company or the Company Board (or any committee thereof) withdraws, modifies, qualifies or changes in a manner adverse to the Purchaser its approval or recommendation of the Arrangement (it being understood that publicly taking no position or a neutral position by the Company and/or the Company Board with respect to an Acquisition Proposal for a period exceeding five Business Days after an Acquisition Proposal has been publicly announced (or if the Company Meeting is scheduled to occur within such five Business Day period, prior to the Business Day before the date of the Company Meeting) shall be deemed to constitute such a withdrawal, modification, qualification or change); (B) the Purchaser requests that the Company Board (or any committee thereof) reaffirm its recommendation that the Company Shareholders vote in favour of the Arrangement Resolution and the Company Board (or any committee thereof) shall not have done so by the earlier of (1) the end of the fifth Business Day following receipt of such request and (2) the Company Meeting (each of the foregoing a "Change of Recommendation"); (C) the Company or the Company Board (or any committee thereof) accepts, approves, endorses or recommends any Acquisition Proposal; (D) the Company enters into an Acquisition Agreement in respect of any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by Section 6.01(c)); or (E) the Company or the Company Board (or any committee thereof) publicly proposes or announces its intention to do any of the foregoing;

(ii) the Company breaches Section 6.01 in a material respect;

(iii) subject to compliance with Section 7.03, the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 8.01 or Section 8.02 not to be satisfied and such breach is incapable of being cured or is not cured in accordance with the terms of Section 7.03, and provided, however, that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.01 or Section 8.03 not to be satisfied; or

(iv) there has occurred a Material Adverse Effect first arising after the date of this Agreement.

(d) Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time if:

(i) the Company Board (based on, among other things, the recommendation of the Special Committee) approves, and authorizes the Company to enter into, a definitive agreement providing for the implementation of a Superior Proposal prior to the Company Meeting, in accordance with the terms of Section 6.01 and the Company has paid or concurrently pays the Termination Amount; or

(ii) subject to compliance with Section 7.03, the Purchaser breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 8.01 or Section 8.03 not to be satisfied and such breach is incapable of being cured or is not cured in accordance with the terms of Section 7.03, provided, however, that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.01 or Section 8.02 not to be satisfied.

7.02 Effect of Termination

If this Agreement is terminated pursuant to Section 7.01, this Agreement shall become void and of no force and effect and no Party will have any liability or further obligation to the other Party, except that the provisions of Section 5.02, Section 6.02, this Section 7.02, and Article 8 shall survive any termination of this Agreement, provided, however, that neither the termination of this Agreement nor anything contained in Section 6.02 or this Section 7.02 will relieve any Party from any liability shall relieve a Party from any liability arising on or prior to such termination.

7.03 Notice and Cure Provisions

If any Party determines at any time prior to the Effective Time that it intends to refuse to complete the transactions contemplated by this Agreement because of any unfilled or unperformed condition contained in this Agreement, such Party will so notify the other Party forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date. Neither the Company nor the Purchaser may elect not to complete the transactions contemplated by this Agreement pursuant to the conditions precedent contained in Article 8 or exercise any termination right arising therefrom and no payments will be payable as a result of such election pursuant to Article 8 unless forthwith and in any event prior to the Effective Time the Party intending to rely thereon has given a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party giving such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given (provided that the other Party is proceeding diligently to cure such matter) if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the earlier of the Outside Date and the expiration of a period of 10 Business Days from such notice. If such notice has been given prior to the date of the Company Meeting, such meeting, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained in this Agreement).

ARTICLE 8 - CONDITIONS PRECEDENT

8.01 Mutual Conditions Precedent

The respective obligations of the Company and the Purchaser to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Company and the Purchaser, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Company and the Purchaser, and which may be waived, in whole or in part, by the Purchaser and the Company at any time:

(a) the Arrangement Resolution will have been approved by the Company Shareholders at the Company Meeting in accordance with the Interim Order and applicable laws;

(b) each of the Interim Order and Final Order will have been obtained in form and substance satisfactory to each of the Company and the Purchaser, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(c) no law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken under any laws or by any Governmental Entity (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement;

(d) all Regulatory Approvals shall have been obtained or received on terms that are reasonably satisfactory to each of the Parties; and

(e) this Agreement shall not have been terminated in accordance with its terms.

8.02 Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement will be subject to the satisfaction or waiver by the Company, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Company and which may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have:

(a) the Purchaser shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b) the representations and warranties of the Purchaser in Schedule D shall be true and correct as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) and except for breaches of representations and warranties which individually or in the aggregate which have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to the Purchaser's ability to satisfy its obligations under this Agreement;

(c) the Purchaser shall have complied with its obligations under Section 2.11 and the Depositary shall have confirmed receipt of the Consideration; and

(d) the Company shall have received a certificate signed by a senior officer of the Purchaser and dated the Effective Date, certifying (without personal liability) on behalf of the Purchaser that the conditions set out in Section 8.02(a), Section 8.02(b) and Section 8.02(c) have been satisfied, which certificate will cease to have any force and effect after the Effective Time.

8.03 Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser to complete the Arrangement will be subject to the satisfaction, or waiver by the Purchaser, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Purchaser and which may be waived by the Purchaser at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Purchaser may have:

(a) the Company shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b) the representations and warranties of the Company in:

(i) Section (c) of Schedule C, Section (d) of Schedule C and Section (h) of Schedule C, shall be true and correct in all respects as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date); and

(ii) the provisions of Schedule C not referred to in the foregoing Section 8.03(b)(i) are true and correct in all respects (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) except for breaches of representations and warranties which individually or in the aggregate have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c) Company Shareholders shall not have exercised Dissent Rights in connection with the Arrangement (other than Company Shareholders representing not more than 7.5% of the Company Shares then outstanding);

(d) there shall not have occurred a Material Adverse Effect first arising after the date of this Agreement;

(e) there shall not be pending or threatened in writing any Proceeding by or before any Governmental Entity or by any other person that is reasonably likely to result in any:

(i) prohibition or restriction on the acquisition by the Purchaser of any Company Share or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement;

(ii) prohibition or material limit on the ownership by the Purchaser of the Company, of any of the Company's Subsidiaries or of JVCo or any material portion of their respective businesses or assets; and

(iii) imposition of limitations on the ability of the Purchaser to acquire or hold, or exercise full rights of ownership of, any Company Shares, including the right to vote such Company Shares;

(f) the Purchaser shall have received from the Company a certificate to the effect that the interests in the Company are not "United States real property interests" within the meaning of Section 897 of the Code;

(g) the Company shall have (i) made all Additional Other Filings; and (ii) entered into all Contractual Arrangements, (in each case) to the satisfaction of the Purchaser, acting reasonably; and

(h) the Purchaser shall have received a certificate of the Company signed by a senior officer of the Company and dated the Effective Date certifying (without personal liability) that the conditions set out in Section 8.03(a), Section 8.03(b), Section 8.03(c) and Section 8.03(d) have been satisfied, which certificate will cease to have any force and effect after the Effective Time.

8.04 Satisfaction of Conditions

The conditions precedent set out in Section 8.01, Section 8.02 and Section 8.03 shall be conclusively deemed to have been satisfied, waived or released upon the occurrence of the Effective Time.

ARTICLE 9 - GENERAL PROVISIONS

9.01 Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in person, by courier service or other personal method of delivery) or if transmitted by facsimile to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a) if to the Company:

PolyMet Mining Corp.
c/o Farris LLP
2500 - 700 West Georgia Street
Vancouver, BC  V7Y 1B3 Canada

Attention: Jon Cherry

Email: [Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Farris LLP
Suite 2500, 700 West Georgia Street
Vancouver, BC  V7Y 1B3 Canada

Attention: Denise Nawata
Email: [Redacted – Personal Information]

and with a copy (which shall not constitute notice) to:

Mason Law
106b Claremont Street
Toronto, ON M6J 2M5

Attention: Robert K. Mason
Email: [Redacted – Personal Information]

(b) if to Purchaser:

Glencore AG
Baarermattstrasse 3

CH-6340 Baar, Switzerland

Attention:  Nicola Leigh; Mohit Rungta

Email: [Redacted – Personal Information]; [Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

Suite 5300
TD Bank Tower
Box 48, 66 Wellington Street

Toronto, ON M5K 1E6

Attention: Roger Taplin; Adam Taylor

Email: [Redacted – Personal Information]; [Redacted – Personal Information]

9.02 Expenses and Other Matters

Except as otherwise specified in this Agreement, each Party will pay its respective legal and accounting costs, fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs, fees and expenses whatsoever and howsoever incurred, and will indemnify and save harmless the others from and against any claim for any broker's, finder's or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions contemplated by this Agreement.

9.03 Assignment

This Agreement may not be assigned by any Party without the written consent of the other, other than an assignment by the Purchaser to an affiliate of the Purchaser provided that such assignment shall not relieve the Purchaser of its obligations under this Agreement.

9.04 Benefit of Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Parties.

9.05 Governing Law; Attornment; Service of Process

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties to this Agreement irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement or the Arrangement and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

9.06 Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect hereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement.

9.07 Time of Essence

Time is of the essence of this Agreement.

9.08 Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable laws, this Agreement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c) waive compliance with or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d) waive compliance with or modify any mutual conditions precedent contained in this Agreement.

9.09 Waiver

Any Party may:

(a) extend the time for the performance of any of the obligations or acts of the other Party;

(b) waive compliance, except as provided in this Agreement, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained in this Agreement; or

(c) waive inaccuracies in any of the other Party's representations or warranties contained in this Agreement or in any document delivered by the other Party, provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement. The rights and remedies of the Parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at Law or in equity or otherwise.

9.10 Severability

If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any material manner or would prevent or significantly impede or materially delay the completion of the Arrangement.

9.11 Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any laws or rule or construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

9.12 Further Assurances

Subject to the provisions of this Agreement, each Party will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

9.13 Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that (and further agree not to take any contrary position in any litigation concerning this Agreement) in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the Parties.

9.14 No Personal Liability

(a) No director, officer or employee of the Purchaser will have any personal liability to the Company under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Purchaser.

(b) No director, officer or employee of the Company will have any personal liability to the Purchaser under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Company.

9.15 Counterparts

This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

Remainder of page left intentionally blank.

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the Parties.

POLYMET MINING CORP.
By:	/s/ Jonathan Cherry
Name: Jonathan Cherry
Title: Chief Executive Officer

GLENCORE AG
By:	/s/ Carlos Perzagua
Name: Carlos Perzagua
Title: Director

By:	/s/ Martin Haering
Name: Martin Haering
Title: Director

SCHEDULE A
PLAN OF ARRANGEMENT

UNDER DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1 Definitions

As used in this Plan of Arrangement, the following terms have the following meanings:

"Arrangement" means an arrangement under Division 5 of Part 9 of the BCBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement, this Plan of Arrangement and the Interim Order (once issued) or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"Arrangement Agreement" means the arrangement agreement dated July 16, 2023 between the Company and the Purchaser, together with the schedules and exhibits attached thereto, together with the Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

"Arrangement Resolution" means the special resolution to be considered and, if thought fit, passed by the Company Shareholders at the Company Meeting to approve the Arrangement, to be substantially in the form and content of Schedule B attached to the Arrangement Agreement.

"BCBCA" means the Business Corporations Act (British Columbia).

"Business Day" means any day, other than a Saturday or a Sunday, upon which banks are open for business in the City of Vancouver, Canada and the City of Zurich, Switzerland.

"Code" means the United States Internal Revenue Code of 1986.

"Company" means PolyMet Mining Corp., a corporation existing under the laws of British Columbia.

"Company Bonus Share Entitlements" means the right of a director, officer, consultant or key employee of the Company to receive a Company Share upon the achievement of certain milestones pursuant to the Company's bonus share incentive plan adopted by the board of directors of the Company on November 5, 2003 and approved by disinterested Company Shareholders.

"Company DSUs" means the outstanding deferred share units of the Company granted under the Company Share Compensation Plan.

"Company Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution.

"Company Options" means the outstanding options to purchase Company Shares granted under the Company Share Compensation Plan.

"Company Restricted Stock" means the outstanding Company Shares granted as restricted stock under the Company Share Compensation Plan.

"Company RSUs" means the outstanding restricted share units of the Company granted under the Company Share Compensation Plan.

"Company Securityholders" means, collectively, the Company Shareholders, the holders of Company Options, the holders of Company RSUs, the holders of Company DSUs, the holders of Company Restricted Stock and the holders of Company Bonus Share Entitlements.

"Company Share Compensation Plan" means the omnibus share compensation plan as approved by the Company Shareholders on June 16, 2021.

"Company Shareholders" means the holders of the Company Shares.

"Company Shares" means the common shares of the Company.

"Consideration" means US$2.11 in cash for each Company Share.

"Court" means the Supreme Court of British Columbia or other competent court, as applicable.

"Depositary" means any trust company, bank or other financial institution agreed to in writing by the Purchaser and the Company, each acting reasonably, for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement.

"Disclosure Letter" means the disclosure letter executed by the Company and delivered to and accepted by the Purchaser as of the date of the Arrangement Agreement.

"Dissent Rights" has the meaning specified in Section 3.1(a).

"Dissenting Holder" means a registered Company Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised in accordance with Section 3.1 (including the time limits set out therein) by such registered Company Shareholder.

"Effective Date" means the date designated by the Purchaser and the Company by notice in writing as the effective date of the Arrangement, after the satisfaction or waiver (subject to applicable laws) of all of the conditions to completion of the Arrangement as set forth in the Arrangement Agreement (excluding conditions that by their terms cannot be satisfied until the Effective Date) and delivery of all documents agreed to be delivered thereunder to the satisfaction of the parties thereto, acting reasonably, and in the absence of such agreement, three Business Days following the satisfaction or waiver (subject to applicable laws) of all conditions to completion of the Arrangement as set forth in the Arrangement Agreement (excluding conditions that by their terms cannot be satisfied until the Effective Date).

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as the Company and the Purchaser may agree upon in writing.

"Final Order" means the final order of the Court approving the Arrangement pursuant to Section 291 of the BCBCA, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, as such order may be amended, modified or varied by the Court (with the written consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as varied on appeal (provided that any such variation is acceptable to both the Company and the Purchaser, each acting reasonably).

"Governmental Entity" means: (a) any national, federal, provincial, state, county, municipal, local, tribal, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government (including the TSX, NYSE American or any other stock exchange); (b) any public international organization; (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in Section (a) or Section (b) above; or (d) any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any government, entity, organization, or other person described in Section (a), Section (b) or Section (c) above exercising executive, legislative, judicial, regulatory, taxing or administrative functions.

"IFRS" means international financial reporting standards, as issued by the International Accounting Standard Board and as adopted in Canada, as in effect from time to time.

"Interim Order" means the interim order of the Court pursuant to Section 291 of the BCBCA in form and substance acceptable to both the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be varied by the Court with the prior written consent of both the Company and the Purchaser, each acting reasonably.

"laws" means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, or instruments and general principles of common law and equity, binding on or affecting the person referred to in the context in which the word is used.

"Letter of Transmittal" means the letter of transmittal sent to the Company Shareholders for use in connection with the Arrangement.

"Liens" means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

"NYSE American" means the NYSE American, LLC.

"person" includes an individual, firm, limited or general partnership, limited liability company, unlimited liability company, limited liability partnership, trust, joint venture, venture capital fund, association, body corporate, corporation, company, unincorporated organization, trustee, estate, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"Plan of Arrangement" means this plan of arrangement, as amended, modified or supplemented from time to time in accordance with the Arrangement Agreement or Article 5, or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably.

"Purchaser" means Glencore AG, a corporation existing under the laws of Switzerland.

"Subsidiary" has the meaning given to it in National Instrument 45-106 - Prospectus Exemptions, provided that, for purposes of this Agreement, a reference to a Subsidiary of the Purchaser excludes the Company and its Subsidiaries and a reference to any Subsidiary of the Company excludes any Subsidiary of the Company that is also a Subsidiary of the Purchaser.

"Tax" or "Taxes" means any taxes, duties, fees, premiums, assessments, imposts, levies, and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing.

"Tax Act" means the Income Tax Act (Canada).

"TSX" means the Toronto Stock Exchange.

1.2 Interpretation

The following rules of interpretation shall apply in this Plan of Arrangement unless something in the subject matter or context is inconsistent therewith:

(a) the singular includes the plural and vice versa;

(b) where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(c) the headings in this Plan of Arrangement form no part of this Plan of Arrangement and are deemed to have been inserted for convenience only and shall not affect the construction or interpretation of any of its provisions;

(d) all references in this Plan of Arrangement shall be read with such changes in number and gender that the context may require;

(e) references to "Articles," "Sections" and "Recitals" refer to articles, Sections and recitals of this Plan of Arrangement;

(f) the use of the words "including" or "includes" followed by a specific example or examples shall not be construed as limiting the meaning of the general wording preceding it;

(g) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Plan of Arrangement as a whole and not to any particular Section or other subdivision;

(h) any reference to a statute is a reference to the applicable statute and to any regulations made pursuant thereto and includes all amendments made thereto and in force, from time to time, and any statute or regulation that has the effect of supplementing or superseding such statute or regulation; and

(i) the words "written" or "in writing" include printing or any electronic means of communication capable of being visibly reproduced at the point of reception including fax or email.

1.3 Computation of Time

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith, a "day" shall refer to a calendar day and in calculating all time periods the first day of a period is not included and the last day is included and in the event that any date on which any action is required to be taken hereunder is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.4 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and "$" refers to United States dollars.

1.5 Accounting Matters

Unless otherwise stated, all accounting terms used in this Plan of Arrangement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in accordance with IFRS consistently applied.

1.6 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and subject to, the provisions of the Arrangement Agreement.

2.2 Binding Effect

This Plan of Arrangement and the Arrangement, will become effective, and be binding on the Purchaser and its Subsidiaries, the Company and its Subsidiaries, Company Securityholders, including Dissenting Holders, the registrar and transfer agent of the Company, the Depositary and all other persons, at and after, the Effective Time without any further act or formality required on the part of any person.

2.3 The Arrangement

Each of the following events will occur and will be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, commencing at the Effective Time and at five minute intervals thereafter:

(a) notwithstanding the terms of the Company Share Compensation Plan, each Company RSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall be deemed to be unconditionally vested and issuable, and such Company RSU shall, without any further action by or on behalf of a holder of Company RSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company to such holder in accordance with Article 4 equal to the Consideration, less withholdings required under applicable law, and each such Company RSU shall immediately be cancelled and (i) the holders of such Company RSUs shall cease to be the holders thereof and to have any rights as holders of such Company RSUs other than the right to receive the consideration to which they are entitled under this Section 2.3(a); (ii) such holders' names shall be removed from the register of Company RSUs maintained by or on behalf of the Company; and (iii) all terms in respect of such Company RSUs in any agreements by which the Company is bound (other than the Company Share Compensation Plan) shall be terminated and shall be of no further force and effect;

(b) notwithstanding the terms of the Company Share Compensation Plan, each Company DSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall be deemed to be unconditionally vested and issuable, and such Company DSU shall, without any further action by or on behalf of a holder of Company DSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company to such holder in accordance with Article 4 equal to the Consideration, less withholdings required under applicable law, and each such Company DSU shall immediately be cancelled and (i) the holders of such Company DSUs shall cease to be the holders thereof and to have any rights as holders of such Company DSUs other than the right to receive the consideration to which they are entitled under this Section 2.3(b); (ii) such holders' names shall be removed from the register of Company DSUs maintained by or on behalf of the Company; and (iii) all terms in respect of such Company DSUs in any agreements by which the Company is bound (other than the Company Share Compensation Plan) shall be terminated and shall be of no further force and effect;

(c) notwithstanding the terms of the Company Share Compensation Plan, each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company to such holder in accordance with Article 4 equal to the amount by which the Consideration exceeds the exercise price of such Company Option, less withholdings required under applicable law, and each such Company Option shall immediately be cancelled and, for greater certainty, where such amount is a negative, neither the Company nor the Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option and (i) the holders of such Company Options shall cease to be the holders thereof, and to have any rights as holders of such Company Options other than the right to receive the consideration to which they are entitled under this Section 2.3(c); (ii) such holders' names shall be removed from the register of the Company Options maintained by or on behalf of the Company; and (iii) all terms in respect of such Company Options in any agreements by which the Company is bound (other than the Company Share Compensation Plan) shall be terminated and shall be of no further force and effect;

(d) notwithstanding the terms of the Company Bonus Share Entitlements, each Company Bonus Share Entitlement outstanding immediately prior to the Effective Time (whether vested or unvested) shall without any further action by or on behalf of a holder of Company Bonus Share Entitlements, be deemed to be unconditionally vested and issuable, and such Company Bonus Share Entitlement shall, without any further action by or on behalf of a holder of Company Bonus shares, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company to such holder in accordance with Article 4 equal to the Consideration, less withholdings required under applicable law, and each such Company Bonus Share Entitlement shall immediately be cancelled and (i) the holders of such Company Bonus Share Entitlements shall cease to be the holders thereof and to have any rights as holders of such Company Bonus Share Entitlements other than the right to receive the consideration to which they are entitled under this Section 2.3(d); (ii) such holders' names shall be removed from the register of the Company Bonus Share Entitlements maintained by or on behalf of the Company; and (iii) all terms in respect of such Company Bonus Share Entitlements in any agreements by which the Company is bound shall be terminated and shall be of no further force and effect;

(e) each of the Company Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised and which are described in Section 3.1(a)(i) will be deemed to have been transferred by the holder thereof without any further act or formality on its part, to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

(i) such Dissenting Holder will cease to be the holder of such Company Shares and to have any rights as a Company Shareholder other than the right to be paid fair value for such Company Shares as set out in Section 3.1;

(ii) such Dissenting Holder's name will be removed as the holder of such Company Shares from the register of Company Shares maintained by or on behalf of the Company; and

(iii) the Purchaser will be deemed to be the transferee of such Company Shares free and clear of all Liens and will be entered in the register of Company Shares maintained by or on behalf of the Company; and

(f) concurrent with the transaction described in Section 2.3(e), and notwithstanding the terms of the Company Share Compensation Plan insofar as it applies to Company Restricted Stock, each Company Share (including all Company Restricted Stock) outstanding immediately prior to the Effective Time (other than (x) Company Shares described in Section 2.3(e); and (y) Company Shares held by the Purchaser) will, without any further action by or on behalf of any Company Shareholder (including any holder of Company Restricted Stock), be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Consideration, and:

(i) each holder of such Company Shares (including each holder of Company Restricted Stock) will cease to be the holder of such Company Shares (including Company Restricted Stock) and to have any rights as a Company Shareholder other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(ii) the name of each such holder will be removed as the holder of such Company Shares (including holders of Company Restricted Stock) from the register of the Company Shares (and register of Company Restricted Stock) maintained by or on behalf of the Company; and

(iii) the Purchaser will be deemed to be the transferee of such Company Shares (including Company Restricted Stock) free and clear of all Liens and restrictions and will be entered in the register of the Company Shares maintained by or on behalf of the Company.

None of the foregoing steps will occur unless all of the foregoing steps occur, it being expressly provided that the events provided for in this Section 2.3 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

ARTICLE 3
RIGHTS OF DISSENT

3.1 Rights of Dissent

(a) Pursuant to the Interim Order, each registered Company Shareholder may exercise rights of dissent ("Dissent Rights") in respect of all (but not less than all) Company Shares held by such holder as a registered holder thereof in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Division 2 of Part 8 of the BCBCA, as modified by this Article 3, the Interim Order and the Final Order, provided that the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution contemplated by Section 242(1)(a) of the BCBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately before the date of the Company Meeting. Each Company Shareholder who duly exercises its Dissent Rights and who:

(i) is ultimately entitled to be paid fair value for the Company Shares in respect of which they have validly exercised Dissent Rights:

(A) will be deemed not to have participated in the transactions provided for in Article 2 (other than as provided for in Section 2.3(e));

(B) will be entitled to be paid the fair value of such Company Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in Section 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted at the Company Meeting;

(C) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Holder had not exercised its Dissent Rights in respect of such Company Shares; and

(D) will be deemed to have transferred and assigned their Company Shares (free and clear of all Liens) to the Purchaser pursuant to Section 2.3(e) for such fair value; or

(ii) is ultimately not entitled, for any reason, to be paid fair value for the Company Shares in respect of which they have validly exercised Dissent Rights, will be deemed to have participated in the Arrangement in respect of those Company Shares on the same basis as a non-dissenting Company Shareholder.

(b) In no event will the Purchaser, the Company or any other person be required to recognize a Dissenting Holder as a registered or beneficial owner of Company Shares or any interest therein (other than the rights set out in this Section 3.1) at or after the time of the transaction described in Section 2.3(e), and at such time the names of such Dissenting Holders will be deleted from the register of Company Shares maintained by or on behalf of the Company.

(c) For the avoidance of doubt, in addition to any other restrictions in the Interim Order or under Division 2 of Part 8 of the BCBCA, no person shall be entitled to exercise Dissent Rights (i) if such person is not a registered holder of Company Shares or (ii) with respect Company Shares in respect of which such person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1 Adjustments to Consideration

If on or after the date of the Arrangement Agreement, the Company declares, sets aside or pays any distribution to Company Shareholders of record as of a time prior to the Effective Time then: (a) to the extent that the aggregate amount of such distribution is less than the aggregate Consideration, the aggregate Consideration shall be reduced by such aggregate amount of such distribution; and (b) to the extent that such aggregate amount of such distribution exceeds the aggregate Consideration, the aggregate Consideration shall be reduced to zero and such excess aggregate amount of such distribution shall be placed in escrow for the account of the Purchaser.

4.2 Payment of Consideration

(a) Following receipt of the Final Order and prior to the Effective Time, the Purchaser will deliver or cause to be delivered to the Depositary sufficient cash to satisfy the aggregate amount payable to Company Securityholders in accordance with Section 2.3, which cash will be held by the Depositary as agent and nominee for the Purchaser until completion of the steps described in Section 2.3, at which time such cash will be held by the Depositary as agent and nominee for former Company Securityholders for distribution thereto in accordance with the provisions of this Article 4.

(b) Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares (including Company Restricted Stock) that were transferred pursuant to Section 2.3(f), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, each Company Shareholder surrendering such certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to each such registered Company Shareholder, a cheque, wire or other form of immediately available funds representing the Consideration which such Company Shareholder has the right to receive under this Plan of Arrangement for such Company Shares, less any amounts required by applicable law to be withheld pursuant to Section 4.5, and any certificate so surrendered will forthwith be cancelled.

(c) On or as soon as practicable after the Effective Date, the Depositary shall deliver, on behalf of the Purchaser, to each holder (other than the Purchaser and its affiliates) of Company Options, Company Bonus Share Entitlements, Company RSUs and Company DSUs as reflected on the register maintained by or on behalf of the Company in respect of Company Options, Company Bonus Share Entitlements, Company RSUs and Company DSUs, a cheque, wire or other form of immediately available funds representing the Consideration which such holder of Company Options, Company Bonus Share Entitlements, Company RSUs and Company DSUs, as applicable, has the right to receive under this Plan of Arrangement for such Company Options, Company Bonus Share Entitlements, Company RSUs and Company DSUs, as applicable, less any amounts required by applicable law to be withheld pursuant to Section 4.5.

(d) Until surrendered as contemplated by this Section 4.2, each certificate that, immediately prior to the Effective Time represented Company Shares (including Company Restricted Stock) transferred to the Purchaser pursuant to Section 2.3(f) will be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.2, less any amounts withheld pursuant to Section 4.5. Any such certificate formerly representing Company Shares (including Company Restricted Stock) not duly surrendered on or before the sixth anniversary of the Effective Date will cease to represent a claim by or interest of any former holder of Company Shares (including Company Restricted Stock) of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former holder was entitled will be deemed to have been surrendered to the Purchaser or the Company, as applicable, and will be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e) Following the Effective Time, no holder of Company Shares (including Company Restricted Stock), Company Options, Company RSUs, Company DSUs or Company Bonus Share Entitlements will be entitled to receive any consideration with respect to such holder's Company Shares (including Company Restricted Stock), Company Options, Company RSUs, Company DSUs or Company Bonus Share Entitlements other than any cash payment of the Consideration which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.2, and no such holder, will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.3 Unclaimed Payments

Any payment made by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable Consideration for the Company Shares (including Company Restricted Stock), Company Bonus Share Entitlements, Company Options, Company RSUs or Company DSUs, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited for no consideration.

4.4 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 2.3 is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a cheque, wire or other form of immediately available funds for the Consideration that such Company Shareholder has the right to receive in accordance with Section 2.3 and such Company Shareholder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such cash is to be delivered will as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company (each acting reasonably) against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5 Withholding Rights

The Company, the Purchaser and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any person under this Plan of Arrangement (including any payment to Dissenting Holders) such amounts as the Company, the Purchaser or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax law as counsel may advise is required to be so deducted and withheld by the Company, the Purchaser or the Depositary, as the case may be. For the purposes of this Plan of Arrangement, all such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation under applicable law to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by or on behalf of the Company, the Purchaser or the Depositary, as the case may be.

4.6 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement will be free and clear of any Liens or other claims of third parties of any kind.

4.7 Paramountcy

From and after the Effective Time:

(a) this Plan of Arrangement will take precedence and priority over the terms of any and all Company Shares, Company Options, Company RSUs, Company DSUs, Company Restricted Stock, Company Bonus Share Entitlements and any other securities of the Company issued or outstanding at or prior to the Effective Time;

(b) the rights and obligations of the Company Securityholders (other than the Purchaser and its Subsidiaries), the Company and its Subsidiaries, the Purchaser and its Subsidiaries, the Depositary and any transfer agent or other depositary therefor in relation thereto, will in respect of the Arrangement Agreement, be solely as provided for in this Plan of Arrangement; and

(c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, Company RSUs, Company DSUs, Company Restricted Stock or Company Bonus Share Entitlements will be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

5.1 Amendments to Plan of Arrangement

(a) The parties to the Arrangement Agreement may amend, modify and, or, supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and, or, supplement must:

(i) be set out in writing;

(ii) be approved by the parties to the Arrangement Agreement, acting reasonably;

(iii) filed with the Court; and

(iv) if made following the Company Meeting:

(A) approved by the Court; and

(B) communicated to the Company Securityholders if and as required by the Court.

(b) Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, will have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting (other than as required under the Interim Order) will become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if:

(i) it is consented to in writing by each of the parties to the Arrangement Agreement (each acting reasonably); and

(ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made by the parties without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the parties is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Company Shareholders.

5.2 Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6
FURTHER ASSURANCES

6.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement will occur and will be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B -
ARRANGEMENT RESOLUTION

BE AND IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The arrangement (the "Arrangement") under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the "BCBCA") involving PolyMet Mining Corp. (the "Company"), pursuant to the arrangement agreement between the Company and Glencore AG dated July 16, 2023, as it may be modified, supplemented or amended from time to time in accordance with its terms (the "Arrangement Agreement"), as more particularly described and set forth in the management information circular of the Company dated […], 2023 (the "Circular"), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2. The plan of arrangement of the Company, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms or at the direction of the Court in the Final Order with the consent of the Parties (the "Plan of Arrangement"), each acting reasonably, the full text of which is set out as Appendix […] to the Circular, is hereby authorized, approved and adopted.

3. The Arrangement Agreement and all the transactions contemplated therein; the actions of the directors of the Company, in approving the Arrangement and the Arrangement Agreement; and the actions of the directors and officers of the Company, in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by the Company of its obligations thereunder, are each hereby ratified and approved.

4. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company (the "Company Shareholders") or that the Arrangement has been approved by the Supreme Court of British Columbia (the "Court"), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to, or approval of, the Company Shareholders:

(a) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and

(b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

5. Any one director or officer of the Company, acting alone, is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person's opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.

SCHEDULE C -
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Purchaser acknowledges that to the extent any representation and warranty of the Company set out under this Schedule C is with respect to (a) Teck US or any of the mineral rights or other mining concessions, personal and real property or other assets contributed by Teck US to JVCo pursuant to the Combination Agreement or (b) a matter involving JVCo which occurred after the closing of the transaction contemplated by the Combination Agreement, in each case the Company is making such representation and warranty only to the knowledge of the Company. If Donald Brown, Troy Wilson or Matthew Rowlinson: (x) had knowledge of an inaccuracy or a breach of a representation or warranty of the Company set out in this Schedule C prior to the execution of this Agreement; or (y) take any action or omit to take any action in their roles as members of Board of Managers between the date of this Agreement and the Effective Date which causes an inaccuracy or a breach of a representation or warranty of the Company set out in this Schedule C, the Purchaser shall not be entitled to terminate this Agreement under 7.01(c)(iii) if the basis for such termination is such inaccuracy or breach.

The Company hereby represents and warrants to the Purchaser, as of the date of this Agreement and as of the Effective Date, as follows, and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a) Valuation and Fairness Opinions. The Company Board has received each of the Valuation and Fairness Opinions in oral form, which opinions have not been modified, amended, qualified or withdrawn. A true and complete copy of: (x) the final Valuation will be provided by the Company to the Purchaser promptly following delivery by Maxit Capital LP; and (y) the final Fairness Opinions will be provided by the Company to the Purchaser promptly following delivery by Paradigm Capital Inc. and Maxit Capital LP.

(b) Approval and Recommendation.

(i) The Special Committee, at a meeting duly called and held, has received each of the Valuation and the Fairness Opinions and, after consultation with its financial and legal advisors, has:

(A) unanimously determined that the Arrangement is in the best interests of the Company; and

(B) unanimously recommended that the Unconflicted Company Board (1) approve the Arrangement, (2) enter into this Agreement and the transactions contemplated herein and (3) recommend that Company Shareholders vote in favour of the Arrangement Resolution.

(ii) The Company Board, at a meeting duly called and held, has received each of the Valuation and the Fairness Opinions and, after receiving legal and financial advice and the recommendation of the Special Committee, the Unconflicted Company Board has unanimously:

(A) approved the execution and delivery of this Agreement by the Company and the transactions contemplated by this Agreement;

(B) determined that the Arrangement is in the best interests of the Company and is fair to the Company Shareholders, other than the Purchaser; and

(C) recommended that Company Shareholders vote in favour of the Arrangement Resolution.

(c) Organization; Qualification; Subsidiaries.

(i) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own its properties and to carry on its business as now being conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business conducted or property owned or leased by it makes such qualification necessary.

(ii) The only Subsidiaries of the Company are PolyMet US and the companies set out in Section (c)(ii) of the Disclosure Letter. The companies set out in Section (c)(ii) of the Disclosure Letter are non-material Subsidiaries of the Company (the "Non-Material Subsidiaries"). PolyMet US is formed under the laws of the State of Delaware and is wholly-owned by the Company. JVCo is formed under the laws of the State of Delaware and the Company's ownership interests in JVCo are set out in Section (c)(ii) of the Disclosure Letter.

(iii) Except as set out in Section (c)(ii) of the Disclosure Letter:

(A) the Non-Material Subsidiaries are incorporated under the laws of the State of Minnesota and are wholly-owned by the Company. PolyMet US is duly formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own its properties and to carry on its business as now being conducted; and

(B) the Non-Material Subsidiaries are duly incorporated, validly existing and in good standing under the laws of the jurisdiction of their incorporation and have the corporate power and authority to own their properties and to carry on their business as now being conducted.

(iv) PolyMet US is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business conducted or property owned or leased by it makes such qualification necessary.

(v) JVCo is duly formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own its properties and to carry on its business as now being conducted. JVCo is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business conducted or property owned or leased by it makes such qualification necessary. Except as set out in Section (c)(ii) of the Disclosure Letter, the Non-Material Subsidiaries are duly qualified to do business as foreign corporations and are in good standing in each jurisdiction in which the nature of the business conducted or property owned or leased by them makes such qualification necessary.

(d) Authority.

(i) The Company has full corporate power and authority and has taken all requisite action on its party necessary for: (i) the authorization execution and delivery of this Agreement and (ii) the authorization of the performance of all of its obligations hereunder.

(ii) This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid, binding and enforceable obligation of, the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by: (A) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies; or (B) equitable principles relating to the availability of specific performance, injunctive relief and other equitable remedies.

(iii) Other than the Company Shareholder Approval, the consummation of the Arrangement has been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company, the Company's Subsidiaries or JVCo are necessary in connection with the completion of the Arrangement or the consummation by the Company of the transactions contemplated by this Agreement.

(e) Shareholder Agreements. Except as disclosed at Section (e) of the Disclosure Schedule, neither the Company nor any of the Company's Subsidiaries or, to the knowledge of the Company, JVCo, is party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding Company Shares or of equity or voting interests of any of the Company's Subsidiaries or of JVCo.

(f) Required Approvals. Except as disclosed at Section (f) of the Disclosure Schedule, no notice, registration and filing or report with, and no consent, approval, order or other authorization of, any Governmental Entity is required in connection with the execution, delivery and performance by the Company of this Agreement or the completion by the Company of the Arrangement and the transactions contemplated by this Agreement, other than:

(i) the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii) the Final Order, and any filings required in order to obtain the Final Order;

(iii) such filings and other actions required under applicable Securities Laws; and

(iv) any other authorizations, licences, permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(g) Insolvency. There has been no voluntary or involuntary action taken either by or against the Company, PolyMet US or JVCo for any such person's winding-up, dissolution, liquidation, bankruptcy, receivership, administration or similar or analogous events in respect of such person or all or any part of its assets or revenues.

(h) Capitalization.

(i) Set forth on Section (h)(i) of the Disclosure Letter is a description of:

(A) the authorized capital stock of the Company and PolyMet US and the limited liability company ("LLC") interests of JVCo;

(B) the number of Company Shares issued and outstanding, the number of shares of capital stock of PolyMet US issued and outstanding, and the number of LLC interests of JVCo issued and outstanding;

(C) the number of Company Shares issuable and reserved for issuance pursuant to securities exercisable for, or convertible into or exchangeable for any Company Shares;

(D) the number of shares of capital stock of PolyMet US issuable and reserved for issuance pursuant to securities exercisable for, or convertible into or exchangeable for any shares of capital stock of PolyMet US; and

(E) the number of LLC interests of JVCo issuable and reserved for issuance pursuant to securities exercisable for, or convertible into or exchangeable for any LLC interests of JVCo.

(ii) Exhibit A to Schedule C of this Agreement sets forth a description of all of the Company Options, Company RSUs, Company DSUs, Company Restricted Stock and Company Bonus Share Entitlements outstanding, including (A) the holder of each such Company Option, Company RSU, Company DSU, Company Restricted Stock and Company Bonus Share Entitlements; (B) the number of Company Shares issuable therefor, to the extent applicable; (C) the purchase price payable therefor upon the exercise of each such Company Option, Company RSU, Company DSU, Company Restricted Stock and Company Bonus Share Entitlements, to the extent applicable; and (D) the date on which each such Company Option, Company RSU, Company DSU, Company Restricted Stock and Company Bonus Share Entitlements was granted. All grants of Company Options, Company RSUs, Company DSUs, Company Restricted Stock and Company Bonus Share Entitlements were validly issued and properly approved by, as applicable, Company Shareholders and the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable laws.

(iii) Except as set forth on Section (h)(ii) of the Disclosure Letter all of the issued and outstanding Company Shares, shares of PolyMet US's capital stock and LLC interests of JVCo, have been duly authorized and validly issued and are fully paid and non-assessable.

(iv) Except as set forth on Section (h)(iv) of the Disclosure Letter, no person is entitled to pre-emptive or similar statutory or contractual rights with respect to any securities of the Company, PolyMet US or JVCo. There is no shareholder rights plan or similar "poison pill" arrangement with respect to the Company Shares, the Company or any securities of the Company.

(v) Except as set forth on Section (h)(v) of the Disclosure Letter, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company, PolyMet US or JVCo is or may be obligated to issue any equity securities or other securities of any kind. Neither the Company, PolyMet US nor JVCo are currently in negotiations for the issuance of any equity securities or other securities of any kind.

(vi) Except as set forth on Section (h)(vi) of the Disclosure Letter, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among any of the securityholders of the Company, PolyMet US or JVCo relating to the securities of the Company, PolyMet US or JVCo held by them.

(vii) Except as set forth on Section (h)(vii) of the Disclosure Letter, neither the Company nor, PolyMet US nor JVCo has granted any person the right to require the Company, PolyMet US or JVCo to register any securities of the Company, PolyMet US or JVCo under Securities Laws, whether on a demand basis or in connection with the registration of securities of the Company, PolyMet US or JVCo for its own account or for the account of any other person.

(i) Public Disclosure. The Company has filed all Disclosure Documents with the Securities Authorities and SEC pursuant to Securities Laws since December 31, 2022. When filed, all Disclosure Documents complied as to form in all material respects with the requirements of the applicable Securities Laws and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, not misleading. The Company, PolyMet US and JVCo are engaged only in the business described in the Disclosure Documents, and the Disclosure Documents contain a complete and accurate description of the business of the Company, PolyMet US and JVCo in all material respects.

(j) Absence of Changes. Except as set forth in Section (j) of the Disclosure Letter, since December 31, 2021, there has not been:

(i) any change in the consolidated assets, liabilities, financial condition or operating results of the Company from that reflected in the Financial Statements, except changes in the ordinary course of business which have not had, in the aggregate, a Material Adverse Effect;

(ii) any declaration or payment of any dividend, or any authorization or payment of any distribution, on any of the capital stock or LLC interests, as applicable, of the Company, PolyMet US or JVCo, or any redemption or repurchase of any securities of the Company, PolyMet US or JVCo;

(iii) material damage, destruction or loss, whether or not covered by insurance, to any assets or properties of the Company, PolyMet US or JVCo;

(iv) any waiver by the Company, PolyMet US or JVCo of a material right or of a material debt owed to it;

(v) any satisfaction or discharge of any Encumbrance or payment of any obligation by the Company, PolyMet US or JVCo, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Company, PolyMet US and JVCo taken as a whole (as such business is presently conducted and as it is proposed to be conducted);

(vi) any material change or amendment to a Material Agreement by which the Company, PolyMet US or JVCo or any of their respective assets or properties are bound or subject;

(vii) any material labour difficulties or labour union organizing activities with respect to employees of the Company, PolyMet US or JVCo;

(viii) any material transaction entered into by the Company, PolyMet US or JVCo other than in the ordinary course of business; or

(ix) any other event or condition of any character that may have a Material Adverse Effect.

(k) No Conflict.

(i) Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section (f) of this Schedule C, the execution and delivery by the Company of this Agreement, the performance by it of its obligations hereunder, and the completion of the Arrangement and the transactions contemplated by this Agreement will not conflict with or result in a breach or violation of:

(A) any provision of the Constating Documents of the Company; or

(B) except where it could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:

(1) any statute, rule, regulation or order of any Governmental Entity having jurisdiction over the Company, PolyMet US or JVCo or any of their respective properties; or

(2) any agreement or instrument to which the Company, PolyMet US or JVCo is a party or by which the Company, PolyMet US or JVCo is bound or to which any of the properties of the Company, PolyMet US or JVCo is subject (including an event that with notice or lapse of time or both would become a default, and including any event that would give to others any rights of termination, amendment, acceleration or cancellation, with or without notice, lapse of time or both).

(ii) Subject to Section 1.1(k)(ii)of the Disclosure Letter, except where it could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, neither the Company nor PolyMet US nor JVCo, to the knowledge of the Company:

(A) is in violation of any statute, rule or regulation applicable to the Company, PolyMet US or JVCo or their respective assets or activities;

(B) is in violation of any, judgment, order or decree applicable to the Company, PolyMet US or JVCo or their respective assets or activities; or

(C) is in breach or violation of any agreement, note or instrument to which they or their assets are a party or are bound or subject.

(iii) Subject to Section 1.1(k)(iii)of the Disclosure Letter, neither the Company nor PolyMet US nor JVCo has received written notice from any person of any claim or investigation that, if adversely determined, would render Section (k)(ii) above untrue or incomplete.

(l) Taxes.

(i) Each of the Company, PolyMet US and JVCo have prepared and filed all Tax Returns required to have been filed by it with all appropriate Governmental Entities and paid all Taxes due owed by it, taking into account permitted extensions. The charges, accruals and reserves on the books of the Company, PolyMet US and to the knowledge of the Company, JVCo in respect of Taxes for all fiscal periods are adequate, and there are no unpaid assessments against the Company, PolyMet US or JVCo nor, to the knowledge of the Company, any basis for the assessment of any additional Taxes, penalties or interest for any fiscal period or audits by any federal, state or local taxing authority except such as which are not material. All Taxes and assessments and levies that any of the Company, PolyMet US or to the knowledge of the Company, JVCo is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper Governmental Entity or third party when due, taking into account permitted extensions. There are no Tax liens or claims pending against the Company or PolyMet US, or, to the knowledge of the Company, JVCo, and there are no Tax liens or claims threatened against the Company, PolyMet US or any of their respective assets or property and, to the knowledge of the Company, JVCo or any of its respective assets or property. There are no outstanding Tax sharing agreements or other such arrangements between the Company, PolyMet US or to the knowledge of the Company, JVCo and any other person.

(ii) The Company Shares are not "taxable Canadian property" for purposes of the Tax Act.

(m) Assets.

(i) The only jurisdictions (or registration districts within such jurisdictions) in which the Company, PolyMet US or to the knowledge of the Company, JVCo has any place of business or stores any material tangible assets are as set forth in Section (m)(i) of the Disclosure Letter.

(ii) Except as set forth in Section (m)(ii) of the Disclosure Letter, there are no existing Encumbrances relating to the assets of the Company, PolyMet US or to the knowledge of the Company, JVCo other than Permitted Encumbrances.

(iii) Except as set forth in Section (m)(iii) of the Disclosure Letter, each of the Company, PolyMet US and to the knowledge of the Company, JVCo has good and marketable title to all real properties and all other properties and assets owned by it and material to its operations, in each case free from Encumbrances other than Permitted Encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or currently planned to be made thereof by them; and subject to Section (m) of the Disclosure Letter, each of the Company, PolyMet US and to the knowledge of the Company, JVCo directly or indirectly holds any leased real or personal property material to its operations under valid and enforceable leases with no exceptions that would materially interfere with the use made or currently planned to be made thereof by them.

(iv) Section (m)(iv) of the Disclosure Letter sets forth a complete and accurate legal description of all the real property owned in fee by the Company and/or PolyMet US or to the knowledge of the Company, JVCo (the "Owned Real Property").

(v) Section (m)(v) of the Disclosure Letter sets forth a complete and accurate legal description of the land and premises with respect to which the Company, PolyMet US or to the knowledge of the Company, JVCo holds a lease, license, easement or other property interest (the "Leased Real Property").

(vi) Subject to Section (m)(v) of the Disclosure Letter, each of the Company, PolyMet US and to the knowledge of the Company, JVCo has adequate rights of ingress and egress for the operation of the business in the ordinary course from and to the Owned Real Property. Except as set forth in Section (m)(vi) of the Disclosure Letter, (A) neither the Company nor PolyMet US nor, to the knowledge of the Company, JVCo owns any real property other than the Owned Real Property, and (B) neither the Company nor PolyMet US nor, to the knowledge of the Company, JVCo has agreed to acquire any real property or interest in real property other than the Owned Real Property or the Leased Real Property.

(vii) Except as set forth in Sections (m)(iv) and (m)(v) of the Disclosure Letter, neither the Company nor PolyMet US nor, to the knowledge of the Company, JVCo is party to any lease, sublease, agreement to lease, offer to lease, renewal of lease or other right or interest in or to real property (each a "Lease") except in respect of the Leased Real Property.

(viii) Except as set forth in Section (m)(v) of the Disclosure Letter, each Lease is in good standing in all material respects and all amounts owing thereunder have been paid by the Company or JVCo. Except as set forth in Section (m)(v) of the Disclosure Letter, each of the Company, PolyMet US and to the knowledge of the Company, JVCo has adequate rights of ingress and egress for the operation of the business from and to Leased Real Property.

(ix) Except as set forth in Sections (m)(iv) and (m)(v) of the Disclosure Letter, the uses to which the Owned Real Property and the Leased Real Property are being put by the Company, PolyMet US and to the knowledge of the Company, JVCo are not in breach, in any material respect, of any applicable law.

(x) Except as set forth in Section (m)(x) of the Disclosure Letter, no part of the Owned Real Property or the Leased Real Property of the Company, PolyMet US or to the knowledge of the Company, JVCo has been taken or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor is the Company aware of any intent or proposal to give any such notice or commence any such proceedings.

(n) Permits. Subject to Section (n) of the Disclosure Letter, each of the Company, PolyMet US and JVCo (A) possesses adequate certificates, authorities or permits issued by appropriate Governmental Entities necessary to conduct the business now operated by it which could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect if not obtained, and (B) has not received any written notice of proceedings relating to the revocation or modification of any such certificate, authority or permit except as identified in Section (n) of the Disclosure Letter. Subject to Section (n) of the Disclosure Letter, each of the Company, PolyMet US and JVCo is in compliance with all applicable laws, except where non-compliance with which could not reasonably be expected to have a Material Adverse Effect.

(o) Benefit Plans. There are no Pension Plans in existence. All Benefit Plans to which the Company, PolyMet US or to the knowledge of the Company, JVCo is a party are described in Section (o) of the Disclosure Letter. There has not been any improper withdrawal or application of any asset of the Benefit Plans by the Company, PolyMet US, or to the knowledge of the Company, JVCo. There is no proceeding, action, suit or claim, including by any Governmental Entity (other than routine claims for benefits) pending or to the knowledge of the Company, threatened involving the Benefit Plans, and to the knowledge of the Company, no fact exists which could give rise to that type of proceeding, action, suit or claim. All contributions or premiums required to be made or paid by the Company, PolyMet US or to the knowledge of the Company, JVCo in respect of the Benefit Plans have been made or paid in accordance with the terms of such plans and all applicable law. All contributions to the Benefit Plans by way of authorized payroll deduction or otherwise have been properly withheld or collected by the Company, PolyMet US or JVCo and have been fully paid into those plans in compliance with the plans and applicable law. All reports and disclosures relating to the Benefit Plans required by those plans and any applicable law to be filed or distributed have been filed or distributed in compliance with the plans and applicable law.

(p) Employment Matters.

(i) No material labor dispute with the employees of the Company, PolyMet US or to the knowledge of the Company, JVCo exists or, to the knowledge of the Company, is imminent.

(ii) Each of the Company, PolyMet US and to the knowledge of the Company, JVCo has paid all wages and other forms of compensation due and owing and have made and remitted all required statutory and other deductions and there are no outstanding or pending labor or employment related liabilities.

(iii) Neither the Company nor PolyMet US nor, to the knowledge of the Company, JVCo is a party to any collective agreement or other labour contract except as set out on Section (p)(iii) of the Disclosure Letter. No union or other labour organization is actively seeking to organize, or to be recognized as, a collective bargaining unit of employees of the Company, PolyMet US or JVCo. There is no pending or, to the knowledge of the Company, threatened, strike, work stoppage, material unfair labor practice claim, or other material labor dispute against or affecting the Company, PolyMet US or JVCo.

(iv) Except as set out in Section (p)(iv) of the Disclosure Letter, none of the Company, any of the Company's Subsidiaries, nor, to the knowledge of the Company, JVCo is a party to or bound or governed by, or subject to any employment, consulting, retention or change of control agreement providing for retention, severance or termination payments to, any officer, employee or consultant of the Company, any of the Company's Subsidiaries or JVCo in connection with the termination of their position or their employment as a result of a change in control of the Company, any of the Company's Subsidiaries or JVCo (including as a result of the Arrangement).

(v) Since February 14, 2023, other than as set out in Section (p)(v) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has taken any action (except as is necessary to comply with applicable laws) to:

(A) grant to any officer, director, employee or consultant of the Company, the Company's Subsidiaries or JVCo, as applicable, an increase in compensation or benefit in any form;

(B) grant general salary increase, fee or pay any bonus or other compensation to any directors, officers, employees or consultants of the Company, the Company's Subsidiaries or JVCo, as applicable;

(C) grant, increase, enter into or modify any severance, change of control, retirement, retention or termination pay or benefits;

(D) enter into or modify any employment or consulting agreement with any officer, director, employee or consultant of the Company, the Company's Subsidiaries or JVCo, as applicable;

(E) terminate the employment or consulting arrangement of any senior management employees, except for cause;

(F) (w) adopt, (x) amend, (y) make any contribution to or (z) grant any award under, any stock option plan, restricted share unit plan, deferred share unit plan, performance share unit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of the Company, the Company's Subsidiaries or JVCo, as applicable; or

(G) take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under any compensation plan.

(q) Acceleration of Benefits. Except as set out in Section (q) of the Disclosure Letter, no person will, as a result of the completion of the Arrangement or the other transactions contemplated by this Agreement, become entitled to: (i) any retirement, severance, bonus or other similar payment from the Company, any of the Company's Subsidiaries or JVCo; (ii) the acceleration of the vesting or the time to exercise of any outstanding stock option or other awards of the Company, any of the Company's Subsidiaries or JVCo; (iii) the forgiveness or postponement of payment of any indebtedness owing by such person to the Company, any of the Company's Subsidiaries or JVCo; or (iv) receive any additional payments or compensation under or in respect of any employee, trustee or director benefits or incentive or other compensation plans or arrangements from the Company, any of the Company's Subsidiaries or JVCo.

(r) Material Agreements.

(i) Except as set forth in Section (r) of the Disclosure Letter, all Material Agreements of the Company, PolyMet US and to the knowledge of the Company, JVCo are in full force and effect, unamended. None of the Company, or PolyMet US, or, to the knowledge of the Company, JVCo or any other party to any Material Agreement is in material default with respect thereto.

(ii) Neither the Company nor PolyMet US nor, to the knowledge of the Company, JVCo is in default, nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a default under any material agreement.

(iii) Section (r) of the Disclosure Letter indicates the Material Agreements that require a waiver, consent or approval to complete the Arrangement and the other transactions contemplated by this Agreement.

(s) Books and Records. All books and records of the Company, PolyMet US and to the knowledge of the Company, JVCo have been fully, properly and accurately kept and completed in accordance with IFRS and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(t) Intellectual Property. Except as set forth in Section (t) of the Disclosure Letter, each of the Company, PolyMet US and to the knowledge of the Company, JVCo owns or possesses adequate rights or licenses to the inventions, know-how, patents, patent rights, copyrights, trademarks, trade names, licenses, approvals, governmental authorizations, trade secrets, confidential information and other intellectual property rights, free and clear of all Encumbrances, equities and other adverse claims, necessary to conduct the business now operated by it and presently contemplated to be operated by it (collectively, "Intellectual Property Rights"), and neither the Company nor PolyMet US nor, to the knowledge of the Company, JVCo has received any written notice of infringement of or conflict with asserted rights of others with respect to any Intellectual Property Rights.

(u) Environmental Matters. The following representations are, in their entirety, subject to Section (u) of the Disclosure Letter. To the knowledge of the Company, neither the Company nor PolyMet US nor JVCo: (i) is in violation of any statute, rule, regulation, decision or order of any Governmental Entity relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, "Environmental Laws"); (ii) own or operate any real property contaminated with any substance that is subject to any Environmental Laws, are not liable for any off-site disposal or contamination pursuant to any Environmental Laws; and (iii) are subject to any claim relating to any Environmental Laws, which violation, contamination, ownership, operation, liability or claim would individually or in the aggregate have a Material Adverse Effect except as set forth in Section (u) of the Disclosure Letter, and the Company is not aware of any other pending investigation that might lead to such a claim. The business and operations of each of the Company, PolyMet US and JVCo complies in all material respects with Environmental Laws. All material costs to ensure compliance with Environmental Laws, including those with respect to future closure and rehabilitation costs, are accurately reflected in the Company's financial statements in accordance with IFRS.

(v) Mineral Rights. Section (v) of the Disclosure Letter lists all mineral interests and rights, including claims, concessions, surface rights, easements, exploration licenses and exploitation licenses and leases (collectively, the "Mineral Rights") associated with the NorthMet Project and the Mesaba Project which are held directly or indirectly by the Company, PolyMet US or to the knowledge of the Company, JVCo or to which the Company, PolyMet US or JVCo is a party. Except as identified in Section (v) of the Disclosure Letter or would not reasonably be expected to have a Material Adverse Effect:

(i) JVCo is the sole legal and beneficial owner of all right, title and interest in and to the Mineral Rights, free and clear of any Encumbrances, except Permitted Encumbrances;

(ii) all of the Mineral Rights have been properly located and recorded in compliance with applicable laws and are comprised of valid and subsisting mineral claims;

(iii) the Mineral Rights are in good standing under applicable laws and all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(iv) there is no adverse claim against or challenge to the title to or ownership of any of the Mineral Rights;

(v) the Company has the exclusive right to deal with all of the Mineral Rights;

(vi) no person other than the Company has any interest in any of the Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;

(vii) there are no options, back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect the interest of the Company, PolyMet US or JVCo in any of the Mineral Rights;

(viii) there are no restrictions on the ability of the Company, PolyMet US or JVCo to use, transfer or exploit any of the Mineral Rights, except pursuant to applicable laws;

(ix) neither the Company nor PolyMet US nor, to the knowledge of the Company, JVCo has received any written notice from any Governmental Entity of any revocation or intention to revoke any interest of the Company, PolyMet US or JVCo in any of the Mineral Rights; and

(x) the Company has all surface rights, including easements and rights of way from landowners or Governmental Entities, that are required to develop and exploit the NorthMet Project and the Mesaba Project, as contemplated in the M3 Technical Report and the Mesaba Technical Report respectively, and no third party or group holds any such rights that would be required by the Company, PolyMet US or JVCo to develop and exploit the NorthMet Project and the Mesaba Project, as contemplated in the M3 Technical Report and the Mesaba Technical Report respectively.

(w) Litigation. Except as identified in Section (w) of the Disclosure Letter:

(i) there are no pending actions, suits or Proceedings against or affecting the Company, PolyMet US or to the knowledge of the Company, JVCo or any of their respective properties that, if determined adversely, would individually or in the aggregate have a Material Adverse Effect and, to the knowledge of the Company, no such pending actions, suits or proceedings are threatened or contemplated.

(ii) there are no pending actions, suits or Proceedings against or affecting the Company, PolyMet US or to the knowledge of the Company, JVCo that (A) involve this Agreement or the rights of the Purchaser or the obligations of the Company hereunder or (B) has impaired, or would reasonably be expected, individually or in the aggregate, to impair, in any material respect, the ability of the Company to perform its obligations under this Agreement or to consummate the Arrangement and the transactions contemplated by this Agreement, or prevent or materially delay the consummation of any of the Arrangement and the transactions contemplated by this Agreement; and, to the knowledge of the Company, no such Proceedings are threatened or contemplated.

(x) Financial Statements. The financial statements included in the Disclosure Documents present fairly and accurately in all material respects the consolidated balance sheets of the Company as of the dates shown and its consolidated statements of loss and comprehensive loss, consolidated statements of changes in shareholder equity and consolidated statement of cash flows for the periods shown. The Financial Statements have been, and all financial statements of the Company which are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with applicable laws. There are no outstanding loans made by the Company to any director or officer of the Company. Except as set forth in the Annual Financial Statements, neither the Company nor PolyMet US nor, to the knowledge of the Company, JVCo has any liabilities, contingent or otherwise, which individually or in the aggregate would result in a Material Adverse Effect.

(y) Insurance. Each of the Company, PolyMet US and to the knowledge of the Company, JVCo maintains in full force and effect insurance coverage that the Company reasonably believes to be adequate against all liabilities, claims and risks against which it is customary for comparably situated companies to insure. All such insurance policies are: (i) sufficient for compliance with all requirements of applicable law and of all Material Agreements; (ii) are valid, outstanding and enforceable policies; and (iii) provide adequate insurance coverage in at least such amounts and against at least such risks (but including in any event, public liability) as are usually insured against in the same general area by companies engaged in the same or a similar business. All premiums with respect thereto have been paid in accordance with their respective terms, and no written notice of cancellation or termination has been received with respect to any such policy.

(z) Securities Laws Matters; Conduct of Business.

(i) There are no proceedings pending or, to the knowledge of the Company, threatened against the Company relating to the continued listing of the Company Shares on the TSX or the NYSE American.

(ii) The Company is in material compliance with all applicable provisions of the Sarbanes Oxley Act that are in effect.

(iii) The Company is in material compliance with all applicable corporate governance requirements set forth in the rules of the NYSE American currently in effect.

(iv) In respect of financial reporting for the fiscal year ended December 31, 2021 and all subsequent periods, the Company maintains a system of internal control over financial reporting (as such term is defined in Rules 13a 15(f) and 15d 15(f) of the 1934 Act) sufficient to provide reasonable assurances that: (A) transactions are executed in accordance with management's general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements of the Company in conformity with generally accepted accounting principles and to maintain accountability for assets; (C) access to the Company's assets is permitted only in accordance with management's general or specific authorization; and (D) the recorded accountability for assets of the Company is compared with existing assets at reasonable intervals and appropriate actions is taken with respect to any differences. The Company has not been advised of (X) any significant deficiencies in the design or operation of its internal control over financial reporting that could adversely affect its ability to record, process, summarize and report financial data; (Y) any material weaknesses in its internal control over financial reporting; or (Z) any fraud, whether or not material, that involves management or other employees who have significant role in the internal control over its financial reporting.

(v) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rules 13a 15(e) and 15d 15(e) of the 1934 Act), which are effective in all material respects to perform the functions for which they are established.

(vi) Deloitte and Touche LLP, which has audited certain financial statements of the Company and delivered its report with respect to the Annual Financial Statements, is, with respect to the Company, an independent registered public accounting firm within the meaning of the 1933 Act and the rules and regulations promulgated by the SEC thereunder (including without limitation pursuant to the Sarbanes Oxley Act).

(vii) The Company is a reporting issuer in good standing in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

(viii) The Company has filed all of the technical reports required to be filed under National Instrument 43-101 - Standards of Disclosure for Mineral Projects in respect of each property material to the Company.

(ix) The Company has not, at any time since December 31, 2022, entered into any agreement or amendment or executed any payment that would have breached Section 5.01 of this Agreement if such provisions had been in force as at December 31, 2022.

(x) The Company Shares are registered under Section 12(b) of the 1934 Act, the Company is required to file reports pursuant to Section 13(a) of the 1934 Act, the Company has filed all reports required to be filed pursuant to Section 13(a) of the 1934 Act, and the Company is in compliance with all of its other obligations under the 1934 Act.

(xi) The Company is a "foreign private issuer" within the meaning of Rule 3b-4 under the 1934 Act.

(xii) No order halting or suspending trading in securities of the Company or prohibiting the sale of such securities is outstanding against the Company, and to the knowledge of the Company and the directors and officers thereof, no investigations or proceedings for such purpose are pending or threatened. To the knowledge of the Company, no inquiry, review or investigation (formal or informal) of the Company by any securities commission or similar regulatory authority under applicable Securities Laws or the TSX or NYSE American is in effect or ongoing or expected to be implemented or undertaken.

(aa) Compliance with Laws. Neither the Company, PolyMet US nor, to the knowledge of the Company, JVCo (nor to the knowledge of the Company, any officer, director, employee, advisor or agent of the Company, PolyMet US or JVCo) has engaged in any activity or conduct that has resulted or could result in an ABC Violation and the Company, PolyMet US and to the knowledge of the Company, JVCo have established and maintained policies and procedures designed to ensure compliance with: (i) Anti-Corruption Laws; (ii) Anti-Money Laundering Laws; and (iii) Trade Sanctions.

(bb) MI 61 -101. To the knowledge of the Company: (i) no related party of the Company (within the meaning of MI 61-101) is entitled to receive a "collateral benefit" (within the meaning of such instrument) as a consequence of the completion of the Arrangement and the completion of the other transactions contemplated by this Agreement; and (ii) except for Company Shares owned by the Purchaser, no Company Shares are required by MI 61-101 to be excluded from voting on the Arrangement.

(cc) Restrictions on Business Activities. Except as set forth in Schedule (cc) of the Disclosure Letter, there is no agreement, judgment, injunction, order or decree binding upon the Company or any of the Company's Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, or materially restricting or impairing any material business practice of the Company, PolyMet US or JVCo, any acquisition of property by the Company, PolyMet US or JVCo, or the conduct of business by the Company, PolyMet US or JVCo, as currently conducted (including following the completion of the Arrangement and the completion of the other transactions contemplated by this Agreement).

(dd) Advisors. Except as set forth in Schedule (dd) of the Disclosure Letter, neither the Company nor any of the Company's Subsidiaries has incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial advisor or investment banker, for any brokerage, finder's, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement, the transactions contemplated by this Agreement or any alternative transaction in relation to the Company or any of the Company's Subsidiaries, other than (i) Maxit Capital LP, with respect to the Valuation and Fairness Opinion and (ii) Paradigm Capital Inc., with respect to the Fairness Opinion. Schedule (dd) of the Disclosure Letter sets out the Company's reasonable estimate of the aggregate expenses of the Company to be incurred in connection with this Agreement and the transactions contemplated by this Agreement, including expenses incurred in respect of each broker, finder, financial advisor, investment banker and legal advisor.

EXHIBIT A to SCHEDULE C

[see attached]

POLYMET MINING CORP

OUTSTANDING OMNIBUS AWARDS

Bonus Shares
Grantee	Quantity	Exercise $	Grant Date	Expiry	Vesting Restriction
David Dreisinger	40,000	$-	June 21, 2006	-	Commercial Production
[Redacted - Personal Information]	40,000	$-	June 21, 2006	-	Commercial Production
[Redacted - Personal Information]	80,000	$-	June 21, 2006	-	Commercial Production
[Redacted - Personal Information]	90,000	$-	Various	-	Commercial Production
[Redacted - Personal Information]	20,000	$-	June 21, 2006	-	Commercial Production
[Redacted - Personal Information]	5,000	$-	2009	-	Commercial Production
	275,000

Restricted Shares
Grantee	Quantity	Exercise $	Grant Date	Expiry	Vesting Restriction
[Redacted - Personal Information]	200	$-	March 10, 2011	-	Production
[Redacted - Personal Information]	600	$-	March 10, 2011	-	Production
[Redacted - Personal Information]	200	$-	March 10, 2011	-	Production
[Redacted - Personal Information]	300	$-	March 10, 2011	-	Production
[Redacted - Personal Information]	350	$-	March 10, 2011	-	Production
[Redacted - Personal Information]	250	$-	March 10, 2011	-	Production
[Redacted - Personal Information]	250	$-	March 10, 2011	-	Production
[Redacted - Personal Information]	800	$-	March 10, 2011	-	Production
[Redacted - Personal Information]	650	$-	March 10, 2011	-	Production
[Redacted - Personal Information]	1,500	$-	March 10, 2011	-	Production
[Redacted - Personal Information]	450	$-	March 10, 2011	-	Production
[Redacted - Personal Information]	750	$-	March 10, 2011	-	Production
[Redacted - Personal Information]	1,500	$-	March 10, 2011	-	Production
[Redacted - Personal Information]	550	$-	March 10, 2011	-	Production
[Redacted - Personal Information]	350	$-	March 10, 2011	-	Production
	8,700

DSU's
Grantee	Quantity	Exercise $	Grant Date	Expiry	Vesting Restriction
Alan R Hodnik	63,123	$-	Various	-	Unit vested; delivery pending retirement, termination or death
David Dreisinger	63,123	$-	Various	-	Unit vested; delivery pending retirement, termination or death
David J. Fermo	35,157	$-	Various	-	Unit vested; delivery pending retirement, termination or death
Stephen Rowland	14,894	$-	Various	-	Unit vested; delivery pending retirement, termination or death
	176,297

RSU's
Grantee	Quantity	Exercise $	Grant Date	Expiry	Vesting Restriction
[Redacted - Personal Information]	5,908	$-	March 30, 2018	-	Production
[Redacted - Personal Information]	430	$-	March 10, 2011	-	Production
Jonathan Cherry	16,798	$-	March 30, 2018	-	Production
[Redacted - Personal Information]	1,406	$-	March 10, 2011	-	Production
Patrick Keenan	10,872	$-	March 30, 2018	-	Production
Ryan Vogt	3,872	$-	March 30, 2018	-	Production
[Redacted - Personal Information]	2,733	$-	March 10, 2011	-	Production

Jonathan Cherry	304,400	$-	Jan 4, 2022	-	Jan 4, 2024
Patrick Keenan	197,023	$-	Jan 4, 2022	-	Jan 4, 2024
Ryan Vogt	70,148	$-	Jan 4, 2022	-	Jan 4, 2024
[Redacted - Personal Information]	59,893	$-	Jan 18, 2022	-	Jan 18, 2024

Jonathan Cherry	306,372	$-	Jan 4, 2023	-	Jan 4, 2025
Patrick Keenan	198,299	$-	Jan 4, 2023	-	Jan 4, 2025
Ryan Vogt	70,603	$-	Jan 4, 2023	-	Jan 4, 2025

[Redacted - Personal Information]	101,833	$-	June 15, 2017	-	Construction Finance
	1,350,590

Options
Grantee	Quantity	Exercise $	Grant Date	Expiry	Vesting Restriction
[Redacted - Personal Information]	10,000	$5.13	Oct 2, 2013	Oct 2, 2023	None
Alan R Hodnik	30,000	$6.14	Dec 16, 2013	Dec 16, 2023	None
David Dreisinger	30,000	$6.14	Dec 16, 2013	Dec 16, 2023	None
[Redacted - Personal Information]	30,000	$6.14	Dec 16, 2013	Dec 16, 2023	None
[Redacted - Personal Information]	30,000	$6.14	Dec 16, 2013	Dec 16, 2023	None
Stephen Rowland	30,000	$6.14	Dec 16, 2013	Dec 16, 2023	None
[Redacted - Personal Information]	30,000	$6.14	Dec 16, 2013	Dec 16, 2023	None
[Redacted - Personal Information]	30,000	$6.14	Dec 16, 2013	Dec 16, 2023	None

[Redacted - Personal Information]	49,100	$5.97	Jan 7, 2019	Jan 7, 2024	None
[Redacted - Personal Information]	13,800	$5.97	Jan 7, 2019	Jan 7, 2024	None
[Redacted - Personal Information]	8,700	$5.97	Jan 7, 2019	Jan 7, 2024	None
Jonathan Cherry	144,900	$5.97	Jan 7, 2019	Jan 7, 2024	None
[Redacted - Personal Information]	1,800	$5.97	Jan 7, 2019	Jan 7, 2024	None
Patrick Keenan	93,800	$5.97	Jan 7, 2019	Jan 7, 2024	None
Ryan Vogt	29,700	$5.97	Jan 7, 2019	Jan 7, 2024	None

Stephen Rowland	20,000	$6.85	Jan 9, 2014	Jan 9, 2024	None

[Redacted - Personal Information]	16,000	$7.22	Jan 17, 2014	Jan 17, 2024	None
[Redacted - Personal Information]	2,800	$7.22	Jan 17, 2014	Jan 17, 2024	None
[Redacted - Personal Information]	21,900	$7.22	Jan 17, 2014	Jan 17, 2024	None
Jonathan Cherry	56,200	$7.22	Jan 17, 2014	Jan 17, 2024	None
Ryan Vogt	8,500	$7.22	Jan 17, 2014	Jan 17, 2024	None

[Redacted - Personal Information]	25,000	$7.88	July 9, 2014	July 9, 2024	None

[Redacted - Personal Information]	25,000	$5.60	July 14, 2016	July 14, 2026	None

[Redacted - Personal Information]	25,000	$4.86	July 20, 2017	July 20, 2027	None

[Redacted - Personal Information]	25,000	$8.99	March 2, 2018	March 2, 2028	None
David J. Fermo	25,000	$3.32	Jun 25, 2020	Jun 25, 2030	None

	812,200	$6.21

SCHEDULE D -
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Company, as of the date of this Agreement and as of the Effective Date, as follows, and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a) Organization. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own its properties and to carry on its business as now being conducted. The Purchaser has full corporate power and authority and has taken all requisite action on its part necessary for: (i) the authorization, execution and delivery of this Agreement; and (ii) authorization of the performance of all of its obligations thereunder.

(b) Authority. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid, and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by: (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies; or (ii) equitable principles relating to the availability of specific performance, injunctive relief and other equitable remedies.

(c) Required Approvals. No notice, registration and filing or report with, and no consent, approval, order or other authorization of, any Governmental Entity is required in connection with the execution, delivery and performance of this Agreement by the Purchaser or the completion by the Purchaser of the Arrangement other than:

(i) the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii) the Final Order, and any filings required in order to obtain the Final Order;

(iii) such filings and other actions required under applicable Securities Laws; and

(iv) any other authorizations, licences, permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(d) Insolvency. There has been no voluntary or involuntary action taken either by or against the Purchaser for any winding-up, dissolution, liquidation, bankruptcy, receivership, administration or similar or analogous events in respect of the Purchaser or all or any material part of its assets or revenues.

(e) No Conflict. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section (c) of this Schedule D, the execution and delivery of this Agreement by the Purchaser will not result in any material breach of any agreement to which it is a party which would have a material adverse effect on its ability to perform its obligations under this Agreement.

(f) Availability of Funds. The Purchaser has, or will have at the Effective Time, sufficient cash on hand or committed under credit facilities to satisfy its obligations under the Plan of Arrangement.

(g) Share Ownership. As of the date of this Agreement, the Purchaser beneficially owns and controls: (i) 159,806,774 Company Shares; and (ii) 811,190 Company Share purchase warrants.